Exhibit 10.1

MASTER PURCHASE AGREEMENT

by and between

CAMTEK LTD. (in Hebrew: קמטק בע"מ)

CAMTEK H.K. LIMITED

collectively as Sellers

and

Trophy Imaging Technology Co. Ltd.

as Buyer

i

5.3	No Violation; Third Party Consents	43
5.4	Governmental Consents	43
5.5	Brokers	44
5.6	Independent Investigation	44
ARTICLE VI COVENANTS AND AGREEMENTS		44
6.1	Conduct of Business	44
6.2	Notice of Certain Events	46
6.3	Monthly Management	46
6.4	Execution of Other Transaction Agreements	47
6.5	Transfer of Employment	49
6.6	Non-Compete and Non-Solicitation	51
6.7	Incorporation of Subsidiaries	51
6.8	CTL Reorganization	52
6.9	Israeli Antitrust Approval	52
6.10	IT SAP System Transition	52
6.11	Joining this Agreement by PCHK1 and PCHK2	52
ARTICLE VII CONDITIONS TO SELLERS’ OBLIGATION AT CLOSING		53
7.1	Representations and Warranties	53
7.2	Performance	53
7.3	Authorizations	53
7.4	Transaction Agreements	53
7.5	No Orders	53
7.6	Closing Certificate	53
7.7	Opinions of Counsel	53
ARTICLE VIII CONDITIONS TO BUYERS’ OBLIGATION AT CLOSING		54
8.1	Representations and Warranties	54
8.2	Performance	54
8.3	Authorization	54
8.4	No Orders	54
8.5	Equity Transfer	54
8.6	Transaction Agreements	55
8.7	No Material Adverse Effect.	55
8.8	Closing Certificate.	55
8.9	Opinions of Counsel	55
8.10	Key Management Personnel	55
ARTICLE IX SURVIVAL; INDEMNIFICATION		55
9.1	Indemnification	55
9.2	Survival Period	56
9.3	Certain Limitations	56
9.4	Indemnification Procedures	57
9.5	Third Party Claims	58
9.6	Exclusive Remedy	59
9.7	Tax Treatment	59
9.8	Other Indemnification Matters	59
ARTICLE X TERMINATION		59
10.1	Termination	59

ii

10.2	Effect of Termination	60
ARTICLE XI MISCELLANEOUS		60
11.1	Expenses and Taxes	60
11.2	Notices	61
11.3	Assignment	62
11.4	Amendments and Waiver	62
11.5	Entire Agreement	62
11.6	Specific Performance	62
11.7	No Third Party Beneficiary	62
11.8	Governing Law	63
11.9	Arbitration	63
11.10	Neutral Construction	63
11.11	Severability	63
11.12	Heading; Interpretation; Schedules and Exhibits	63
11.13	Disclosure Schedule References	64
11.14	Further Assurances	64
11.15	Disclosure	64
11.16	Terms Relating to CTL	65
11.17	Counterparts	65

iii

Exhibits

Exhibit 2.5 (c)	An example which shows the calculation of the PCAA as of December 31, 2016.
Exhibit 6.4 (a)	CIT Equity Interests Transfer Agreement
Exhibit 6.4 (c)	Assets Transfer Framework Agreement
Exhibit 6.4 (d)	Intellectual Property Transfer and License Agreement
Exhibit 6.4 (e)	Camtek Trademark and Tradename Transfer and License Agreement
Exhibit 6.10	Details regarding the agreements described in Section 6.10 including payments therefor to be made by CIT, PCHK2 and their Subsidiaries.
Exhibit 8.9	An opinion of Shibolet & Co Law Firm
Schedule 4.1 (a)	Each of the PCB Business Assets Sellers, and its respective jurisdiction of formation
Schedule 4.1 (b)	(a) list of powers of attorney granted by CTL and CIT (b) list of all officers and directors of CIT and CTL
Schedule 4.1(c)	Share Capital of CTL
Schedules 4.3(a)
Third party’s consents, waivers, approvals, orders and authorizations required by each of CIT, CTL and the PCB Business Assets Sellers for the consummation of the Transactions under (a) its Organizational Documents, (b) any Material Contract or any material Contract to which any Seller is a party or bound, or (c) any applicable Law.

Schedule 4.3(b)
Third party’s consents, approvals, authorizations, filings or qualifications required for the consumption by Sellers of the CIT Equity Transfer, the CTL Equity Transfer, the transfer of the Camtek IP Transferred to PCB Business, the granting license to CIT, PCHK2 and their Subsidiaries to use the Licensed Camtek TTL or the Camtek IP Licensed to PCB Business or the transfer of any other PCB Business Assets.

Schedules 4.4	Governmental Consents of PCB Business Assets Sellers, CIT or CTL required for the execution and delivery of the Transaction Agreements.
Schedule 4.5 (a)	CIT Financial Statements (i)Audited CIT Financial Statements (2014, 2015, 2016) (ii)Unaudited CIT Balance Sheet (March 31, 2017) (iii)Carve out statement (December 31, 2015 and 2016).
Schedule 4.5 (c)	Tax Returns of CTL for the year of 2014, 2015 and 2016.

Schedule 4.7	Material Permits
Schedule 4.8 (a)	Encumbrances on PCB Business Assets; PCB Business Assets not in adequate operating condition
Schedule 4.8 (b)	Assets and services necessary to operate the PCB Business in substantially the same manner by CIT, CTL, PCHK2 and their Subsidiaries, which are not included in the PCB Business Assets
Schedule 4.8 (c)	All tangible properties, equipment, assets, machines and facilities owned or held by CIT and CTL for the PCB Business
Schedule 4.8 (d)	CIT’s Semiconductor Business Assets
Schedule 4.8 (e)	CTL’s Semiconductor Business Assets
Schedule 4.8 (f)	List of all R&D Equipment and Spare Parts
Schedule 4.9 (a)	Material Contracts
Schedule 4.9 (b)
List of Material Contract which is alleged to be, in violation or breach of, or default under, such Material Contract and to Seller's Knowledge there exists any condition or event that, with the giving of notice, the lapse of time or both, would constitute a default by CIT or CTL under any Material Contract.

Schedule 4.9 (c)	List of all PCB Business Contracts which are made by Camtek or any of its subsidiaries (other than CIT and CTL)
Schedule 4.9 (c1)	Validity of PCB Business Contracts
Schedule 4.9 (d)	CIT Semiconductor Business Contracts
Schedule 4.9 (e)	CTL Semiconductor Business Contracts
Schedule 4.10 (a)	List of all Registered Intellectual Property owned by any of CIT and CTL
Schedule 4.10 (b)	Any license granted by CIT and CTL to any third party to use any of the Intellectual Property owned by any of CIT and CTL
Schedule 4.10 (c)	Camtek IP Transferred to PCB Business
Schedule 4.10 (c)(1)	Consents of the Camtek IP Transferred to PCB Business
Schedule 4.10 (d)	Camtek IP Licensed to PCB Business
Schedule 4.10 (e)	CIT IP Licensed to Semiconductor Business
Schedule 4.10 (f)	CIT IP Transferred to Semiconductor Business
Schedule 4.10 (h)
Infringement, violation or conflict of any Intellectual Property or other right of any Person and claims with respect to such infringement, violation or conflict in the operation of any or all of its business by any of CIT and CTL, in the operation of any or all of the PCB Business by any of PCB Business Assets Sellers and in the use of any Intellectual Property listed in Schedule 4.10 (a), Schedule 4.10 (c), or Schedule 4.10 (d)

Schedule 4.10 (i)
Intellectual Properties listed in Schedule 4.10 (a), Schedule 4.10 (c), or Schedule 4.10 (d) being infringed, violated or misappropriated by any Person or being used or use by any Person other than Camtek and its subsidiaries

Schedule 4.11 (a)	List of all CIT employees
Schedule 4.11 (b)	CIT/CTL Key Management Personnel
Schedule 4.11 (c)	CIT Semiconductor Business Employees and CTL Semiconductor Business Employees
Schedule 4.11 (d)	Camtek PCB Business Employees (other than CIT and CTL)
Schedule 4.11 (e)	Any pending or threatened in written notice against the PCB Business, material labor dispute, picketing, lockout, strike, work slow-down or stoppage
Schedule 4.11 (f)	collective bargaining agreement which covers any of the Camtek PCB Business Employees, employees of CIT and employees of CTL
Schedule 4.12 (a)	Employment Benefit Plans
Schedule 4.13 (d)	Deferred tax liability of CIT or CTL
Schedule 4.15 (a)	Action that could reasonably be expected to result in damages in an amount in excess of USD 15,000 or otherwise interfere in any material respect by CIT and CTL
Schedule 4.15 (b)	Governmental Order that would have a Material Adverse Effect to CIT or CTL
Schedule 4.17	Environmental Matters
Schedule 4.19	Contracts or business arrangements between any PCB Business Assets Seller and CIT or CTL exclusively or mainly relating to the PCB Business that will remain effective after Closing
Schedule 6.1(a)(vii)	Profit sharing, deferred compensation or incentive payment to any of its officers, directors or employees
Schedule 6.1(a)(viii)	Exceptions to increase in compensation or benefits or change the terms of their employment
Schedule 6.5 (b)	All employees of Camtek or its subsidiaries who work in the PCB Business

MASTER PURCHASE AGREEMENT

This Master Purchase Agreement (this “Agreement”) is dated as of July 18, 2017, by and among Camtek Ltd. (in Hebrew: קמטק בע"מ), a limited liability company duly organized and existing under the Laws of the State of Israel (“Camtek”); Camtek H.K. Limited, a limited liability company duly organized and existing under the Laws of Hong Kong (“CHKL”, and together with Camtek, the “Sellers”); Trophy Imaging Technology Co. Ltd., a limited liability company duly organized and existing under the Laws of the British Virgin Islands (“Trophy”, together with PCHK1 and PCHK2, as defined below, the “Buyers”).

RECITALS

WHEREAS, Camtek Imaging Technology (Suzhou) Co., Ltd. (in Chinese: 康代影像科技（苏州）有限公司), a limited liability company duly organized and existing under the Laws of the People’s Republic of China (“CIT”) is engaged in the PCB Business (as defined below) and the Semiconductor Business (as defined below). The PCB Business Asset Sellers (as defined below) are partly engaged in the PCB Business;

WHEREAS, Camtek together with its Affiliate Priortech Ltd. own 100% of the equity interests in CHKL, and Camtek and CHKL respectively own 84.6917% and 15.3083% of the equity interests in CIT;

WHEREAS, Trophy desires, through its Subsidiaries, to purchase, acquire and assume from Sellers and other PCB Business Asset Sellers all the PCB Business Assets. Trophy intends to designate PCHK1 to purchase and acquire 100% equity interests in CIT, and intends to designate PCHK2 to purchase and acquire all the PCB Business Assets other than 100% equity interests in CIT;

WHEREAS, Sellers desire to sell, transfer and assign the PCB Business Assets to Buyers and their subsidiaries; and

WHEREAS, Sellers and Buyers intend to structure such sale and purchase of the PCB Business Assets as separate but related transactions in the respective jurisdictions in which the PCB Business Assets are operated or located.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1           Definitions.  For all purposes of and under this Agreement, the following terms shall have the respective meanings set forth below:

(a)           “Action” means any claim, action, suit or proceeding, arbitral action, governmental inquiry, criminal prosecution or other investigation by or before any Governmental Authority.

(b)           “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, that Person.  For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise.

(c)           “AOI” means automatic optical inspection.

(d)           “AVI” means automatic visual inspection.

(e)           “Business Day” means any weekday (Monday through Thursday) on which commercial banks in China, Israel, Cayman Islands and Taiwan are open for business.

(f)            “Buyers Account” means the bank account to be designated by Buyers in writing to Sellers.

(g)           “Camtek IP Licensed to PCB Business” means all the Intellectual Property that is owned or used by Camtek or any of its Subsidiaries (other than CIT and CTL) in connection with the operation of the PCB Business, other than the Camtek IP Transferred to PCB Business.  The Camtek IP Licensed to PCB Business is comprised of (i) the Registered Intellectual Property set forth on Schedule 4.10 (d), and (ii) the Know-How that is owned by Camtek or any of its Subsidiaries (other than CIT and CTL) and used in the operation of the PCB Business other than the Know-How forming part of the Camtek IP Transferred to PCB Business.

(h)           “Camtek IP Transferred to PCB Business” means all the Intellectual Property that is owned by Camtek or any of its Subsidiaries (other than CIT and CTL) and which can only be used in the PCB Business field by its nature. The Camtek IP Transferred to PCB Business is comprised of (i) the Registered Intellectual Property set forth on Schedule 4.10 (c), and (ii) all Know-How that is owned by Camtek or any of its Subsidiaries (other than CIT and CTL) and which can only be used in the PCB Business field.

(i)            “Camtek’s CIT Equity Interests” means 84.6917% of equity interests in CIT that is held and owned by Camtek, representing the capital of USD 3,390,000 in the registered capital of CIT.

(j)            “Camtek’s New Entity” means a new entity to be incorporated or invested by Camtek after the execution of this Agreement in China in order to conduct the Semiconductor Business.

(k)           “Licensed Camtek TTL” or “Corporate Brand TTL” means the "Camtek" trademark, and the "Camtek" tradename that are owned and/ or held for use by Camtek or any of its Subsidiaries (other than CIT and CTL), which are contemplated, according to the Camtek Trademark and Tradename Transfer and License Agreement, to be licensed to CIT.

(l)           “CHKL’s CIT Equity Interests” means 15.3083% equity interests in CIT that is held and owned by CHKL, representing the capital of USD 612,753.59 in the registered capital of CIT.

(m)           “CHKL’s CTL Equity Interests” means the equity interests in CTL that is held and owned by CHKL. At the date of this Agreement, it represents 99.9988% of the total capital of TWD 5,000,000 of CTL; upon the completion of CTL Reorganization, it shall represent 100% of the total capital of TWD 5,000,000 of CTL.

(n)           “China” means the People’s Republic of China, excluding for purposes of this Agreement only, Hong Kong, Taiwan and Macao.

(o)           “Chinese GAAP” means generally accepted accounting principles in China as in effect on the date hereto.

(p)           “CIT” has the meaning as set out in the Recitals.

(q)           “CIT’s Current Product Lines” means AOI products, AVI products and other inspection and metrology products for the printed circuit board and/or integrated circuit bare substrate production and/or quality control process steps, and all services in connection with any or all the foregoing products, all as exist on the Closing Date. For avoidance of any doubt, CIT’s Current Products Lines shall include any future improvement, upgrades and/or extensions of any or all of the foregoing products.

(r)            “CIT IP Licensed to Semiconductor Business” the means all the Intellectual Property that is owned or used by CIT, other than the CIT IP Transferred to Semiconductor Business. The CIT IP Licensed to Semiconductor Business is comprised of (i) the Registered Intellectual Property set forth on Schedule 4.10 (e), and (ii) the Know-How that is owned by CIT and which is used in the Semiconductor Business; contemplated, according to the Intellectual Property Transfer and License Agreement, to be licensed to Camtek and its Subsidiaries as of Closing.

(s)           “CIT IP Transferred to Semiconductor Business” means the Registered Intellectual Property that is owned by CIT and set forth on Schedule 4.10 (f); contemplated, according to the Intellectual Property Transfer and License Agreement, to be transferred to Camtek on Closing.

(t)            “Commerce Authority” means the Ministry of Commerce of the People’s Republic of China or its local division or any successor government agency empowered to be in charge of filing of, or approve, the establishment of and changes to foreign investment enterprises in China.

(u)           “Company Registrar” means the State Administration of Industry and Commerce of the People’s Republic of China or its local division.

(v)           “Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate antitrust, monopolization, restraint or trade or competition.

(w)           “Consent” means any consent, approval, authorization, waiver, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law.

(x)           “Contract” means any contract, agreement, non-governmental license, sales and purchase order, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, concession agreement, security interest, guaranty, binding commitment or other agreement, whether written or oral.

(y)           “CTL” means Camtek Taiwan Limited. (in Chinese: 康代科技股份有限公司, a limited liability company duly organized and existing under the Laws of Taiwan.

(z)           “Encumbrance” means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar right), defect of title, or other encumbrance of any kind or character.

(aa)         “Environmental Law” means any applicable Laws in effect prior to and as of the Closing Date relating to the protection of the environment, protection of employees from exposure to Hazardous Substances or that impose liability for the Release of any Hazardous Substance into the environment.

(bb)        “Equipment” means all machinery, equipment, computers, motor vehicles, furniture, fixtures, furnishings, tools, spare parts and supplies, inventory, advertising and promotional materials and all other items of tangible personal property that are used or held for use by Camtek or any of its subsidiaries (other than CIT and CTL) exclusively in connection with the operations of the PCB Business (other than such items that are no longer in use or which are retired or disposed of in the ordinary course of business).

(cc)         “Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

(dd)        “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered or issued by or with any Governmental Authority.

(ee)         “Hazardous Substance” means any material, substance, waste, compound, pollutant or contaminant listed, defined, designated or classified as hazardous, toxic, flammable, explosive, reactive, corrosive, infectious, carcinogenic, mutagenic or radioactive or otherwise regulated by any applicable Governmental Authority or under any applicable Environmental Laws.

(ff)          “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

(gg)        “Intellectual Property”, or “IP” means, other than  such intellectual property explicitly specified in the Camtek Trademark and Tradename Transfer and License Agreement, all intellectual property and similar proprietary rights of any kind in any jurisdiction, whether owned, used or held for use under license, whether registered or unregistered, including without limitation, rights in, to and concerning (i) patents, inventions, discoveries, processes, designs, techniques, developments, technology and how-how; (ii) trademarks, service marks, trade dress, domain names  and other source indicators, including all goodwill associated therewith, (iii) copyrights and works of authorship in any medium, including computer programs, hardware, firmware, software, applications, files, Internet site content, databases and compilations, documentation and related items and (iv) trade secrets, ways of doing business and confidential information.

(hh)        “Joinder Date” means the date when PCHK1 and PCHK2 sign on the signature page to join this Agreement.

(ii)           “Key Consultants” means Mr. Roni Flisswasser.

(jj)           “Key Management Personnel” means those persons whose names and employers are set forth in Schedule 4.11 (b).

(kk)         “Knowledge of Seller,” “Seller’s Knowledge,” and phrases of similar import mean, with respect to any matter in question relating to any Seller, means the actual (but not constructive or implied) knowledge of such matter by any Key Management Personnel or any individual who holds or, at any time in the 12 months prior to the date of this Agreement, held any of the following positions in any Seller, CIT or CTL: director, chief executive officer, chief financial officer, vice president, chief technology officer, chief operating officer, chief compliance officer, human resource director, or any position similar to or at same level of any such position. The above individuals include, without limitation, Rafi Amit, Moshe Eisenberg, Amir Tzhori, Raanan Dekel, Cannis Chan, in each case without obligation of inquiry.

(ll)           "Know-How" means, Intellectual Property other than Registered Intellectual Property.

(mm)       “Law” means with respect to any Person, any federal, national, state, country, provincial, regional, local or foreign statute, law, ordinance, regulation, rule, or Order that is binding upon such Person.

(nn)        “Leased Real Property” means the real property (including, as applicable, all land, buildings, structures, facilities, fixtures and other improvements) leased or subleased to CIT or CTL and used or occupied by CIT or CTL.

(oo)        “Liability” means any indebtedness, obligation and other liability (whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due), including, any fine, penalty, judgment, award or settlement respecting any Action, damage, loss, claim or demand with respect to any Law.

(pp)        “License” means any franchise, approval, permit, order, authorization, consent, license, registration or filing, certificate, variance and any other similar right obtained from or filed with any Governmental Authority.

(qq)        “Material Adverse Effect” means any change, circumstance, event, occurrence, condition or effect that is, or is reasonably likely to be, materially adverse to: (a) the business, assets, liabilities, condition (financial or otherwise) or results of CIT, CTL or the PCB Business, taken as a whole, but excluding any such material adverse effect due to (i) change, circumstance, event, occurrence, condition or effect relating to the economy or financing or capital markets in general or resulting from industry-wide developments in the industry in which CIT or CTL operates or generally affecting geographical areas in which the PCB Business is conducted, (ii) change in accounting requirements in accordance with US GAAP, (iii) change, circumstance, event, occurrence, condition or effect directly related to the announcement, execution or performance of this Agreement and the transactions contemplated hereunder or hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, or resulting shortfalls or declines in revenue, margins or profitability, in each case, to the extent such change, circumstance, event, occurrence, condition or effect relate to, or result from, Buyers or their identity; or (b) Sellers’ ability to consummate the Transactions.

(rr)          “Non-Disclosure Agreement” means, collectively, that the non-disclosure agreement entered into by Camtek and Buyer on March 23, 2017.

(ss)         “Order” shall mean any:  (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, decision, opinion, verdict, sentence, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Action.

(tt)          “Organizational Documents” means, with respect to any Person (other than an individual), the statuts, articles or certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, and all other charter or organizational documents of such Person.

(uu)        “Party” means each of the parties to this Agreement; collectively as “Parties”.

(vv)        “PCB” means the printed circuit board.

(ww)       “PCB BU” means, collectively, all the business units of Camtek (including its Subsidiaries) that operate the PCB Business.

(xx)          “PCB Business”  means, collectively, the business which consists of (i)  all currently sold products and solutions of the hereunder sold PCB BU, and of (ii) the development, manufacture, repair and sale of: (1) AOI products, (2) AVI products, and (3) other capital equipment products; all for optical inspection and solutions for printed circuit boards and/or for bare advanced substrates production (except substrates that are included in the Semiconductors Business definition) and/or quality control process steps in connection with such products. In these definitions, the terms “substrate” or “advanced substrate” each means - substrate that is used as an IC carrier.

(yy)        “PCB Business Asset Sellers” means Camtek, CHKL, Camtek Korea Ltd., Camtek USA, In and Camtek’s any other Subsidiary (other than CIT and CTL) who might be a party to one or more of the Transaction Agreements, if any.

(zz)          “PCB Business Contracts” means all Contracts made by Camtek or any of its Subsidiaries (other than CIT and CTL) on or before the date hereof, but not yet fully performed by the parties thereto, in connection with the PCB Business exclusively, together with all the Contracts made by Camtek or any of its Subsidiaries (other than CIT and CTL) in connection with the PCB Business exclusively between the date hereof and the Closing Date.

(aaa)       “PCHK1” means a Subsidiary set up by Trophy in Hong Kong, or other entity in Hong Kong designated by Trophy in writing, to purchase and acquire 100% equity interests in CIT from Sellers.

(bbb)      “PCHK2” means a Subsidiary set up by Trophy in Hong Kong, or other entity in Hong Kong designated by Trophy in writing, to purchase and acquire all the PCB Business Assets other than 100% equity interests in CIT from Sellers and other PCB Business Asset Sellers.

(ccc)       “Permitted Encumbrances” means (i) Encumbrances arising due to statutory liens securing payments not yet due, (ii) Encumbrances arising pursuant to any indebtedness of Camtek or any of its subsidiaries that will be released effective as of the Closing, (iii) statutory encumbrances incurred or deposits made in the ordinary course of business in connection with workers compensation, employment insurance and other social security legislation, (iv) Encumbrances created by or in favor of Buyers and/or its Affiliates or arising under this Agreement, the other Transaction Agreements, and (v) Encumbrances referred to in the Disclosure Schedules hereto.

(ddd)      “Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

(eee)       “Product Line TTL” means the registered trademark, and the unregistered  product name and the related logo of each of the products contained under CIT’s Current Product Lines, as detailed in the Camtek Trademark and Tradename Transfer and License Agreement, which are contemplated, according to the Transaction Agreements, to be transferred to CIT.

(fff)         “Real Property Leases” means all leases, subleases, licenses and other written agreements under which CIT leases, subleases, licenses, uses or occupies (whether as tenant, subtenant, sub-subtenant, licensee or by other occupancy arrangement), or have the right to use or occupy, any Leased Real Property.

(ggg)      "Registered Intellectual Property" means Intellectual Property which, as of Closing, is filed or registered with the applicable registrar, such as the USPTO and any other applicable patent and/or trademark office, and copyrights to the extent they are registered.

(hhh)      “Registrations” means authorizations, approvals, licenses, permits, certificates, or exemptions issued by any Governmental Authority (including pre-market approval applications, pre-market notifications, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, marks, pricing and reimbursement approvals, labeling approvals or their foreign equivalent) held by Camtek or any of its subsidiaries (other than CIT and CTL) immediately prior to the Closing, that are required exclusively for the operation of the PCB Business as presently conducted by Camtek or any of its subsidiaries (other than CIT and CTL), which are assignable to CIT, PCHK2 or their Subsidiaries as applicable.

(iii)          “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Hazardous Substance into the environment.

(jjj)          “Sellers’ Designated Account” means the bank account to be designated by Sellers in writing to Buyers.

(kkk)       “Semiconductor Business” means, collectively, the optical inspection and metrology solutions for semiconductor wafers and/or devices, including semiconductors-related inspection and metrology applications,  such as: (1)   advanced glass substrates,  glass carriers and fan-out technologies that include active components, (2) interposers, (3) substrates with active components or (4) the inspection of optical lenses. In these definitions, the terms “substrate” or “advanced substrate” each means - substrate that is used as an IC carrier.

(lll)          “Semiconductor Business Contracts” means all Contracts made by CIT or CTL on or before the date hereof, but not yet fully performed by the parties thereto, in connection with the Semiconductor Business exclusively, together with all such Contracts made by CIT or CTL in connection with the Semiconductor Business exclusively between the date hereof and the Closing Date.

(mmm)    “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or any other entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, securities or other interests the holders of which are generally entitled to at least 50% of the vote for the election of the board of directors or other similar governing body of such entity, or otherwise having the power to direct the business and policies of that entity. To avoid any doubt, in terms of a Person’s Subsidiary, it shall include the Subsidiaries set up or acquired by such Person in the future.

(nnn)      “Tax” or “Taxes” means all federal, state, local and foreign taxes, charges, fees, duties, tariffs, imposts, levies, assessments, or other similar charges of every kind imposed by any Governmental Authority, including income, profit, gross receipts, net proceeds, ad valorem, turnover, Real Property, personal property, sales, use, franchise, excise, value added, goods and services, license, payroll, unemployment, environmental, customs duties, capital stock, disability, stamp, user, transfer, excess profits, occupational and interest equalization, windfall profits, alternative or add-on minimum, estimated, registration, withholding, social security (or similar), installments of estimated taxes, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

(ooo)      “Tax Return” means any return, report, declaration, election, estimate, information statement, claim for refund and return, or other document (including any related or supporting information and any amendment to any of the foregoing) filed or required to be filed with any Governmental Authority with respect to Taxes.

(ppp)      “Territory” means the People’s Republic of China, the State of Israel, the United States of America, and all other countries and jurisdictions where, in terms of a contemplated Intellectual Property license, the subject matter of such Intellectual Property are under a valid and enforceable Intellectual Property protection.

(qqq)      “Transactions” means the transactions contemplated hereby and by the Transaction Agreements.

(rrr)         “Transaction Agreements” means, collectively, (i) this Agreement, (ii) the CIT Equity Interests Transfer Agreement, (iii) the CTL Equity Interests Transfer Agreement;(iv) the Assets Transfer Framework Agreement, (iv) the Intellectual Property Transfer and License Agreement; (v) the Camtek Trademark and Tradename Transfer and License Agreement, (vi) the CIT Semiconductor Business Assets Transfer Agreement, (vii) the CTL Semiconductor Business Assets Transfer Agreement,(viii)the Transitional Services Agreement, (ix) any Contract to be made pursuant to any of the forgoing agreements; and (x) other agreements, if any, that may be entered into between any Camtek and its Subsidiaries (other than CIT and CTL) and any of Buyers, CIT, CTL and their Subsidiaries pursuant to this Agreement.

(sss)       “Transferred Camtek TTL” shall bear the meaning ascribed to it in the Camtek Trademark and Tradename Transfer and License Agreement.

(ttt)         “Transitional Arrangement” means all the transitional arrangements made in accordance with the Transitional Services Agreement.

(uuu)      “US GAAP” means generally accepted accounting principles in the United States of America as in effect on the date hereto.

1.2           Certain Additional Definitions.  For all purposes of and under this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section

Actual 2018 Revenue	2.5(b)
Actual Numbers	2.5(c)
Assets Transfer Framework Agreement	6.4(c)
Assumed Liabilities	2.4(a)
Audited CIT Financial Statements	4.5(a)
Audited CTL Financial Statements	4.5(c)
Bankruptcy Exception	4.2
Basket Amount	9.3(a)
Benchmark Levels	2.5(c)
Breaching Party	9.1(c)
Buyer Indemnified Party	9.1(a)

Buyers’ Substitute Lessee	2.1(a)(al)(v)
Camtek PCB Business Employees	4.11(d)
Camtek Trademark and Tradename Transfer and License Agreement	6.4(e)
Camtek's TW NewCo	2.1(a)(ii)
CIT Equity Transfer	2.2
CIT Equity Transfer Agreement	6.4(a)
CIT Semiconductor Business Assets Transfer Agreement	6.4(h)
CIT Semiconductor Business Contracts	4.9(d)
CIT Semiconductor Business Employees	4.11(c)
CIT's Semiconductor Debts	2.1(a)(i)
Claim Notice	9.4(a)
Closing	3.1
Closing Date	3.1
Closing Statement	2.5(c)(iii)
CTL Equity Transfer	6.4(f)
CTL Equity Interests Transfer Agreement	6.4(f)
CTL Financial Statement	4.5(c)
CTL Reorganization	6.8
CTL Semiconductor Business Assets Transfer Agreement	6.4(i)
CTL Semiconductor Business Contracts	4.9(e)
CTL's Semiconductor Debts	2.1(a)(ii)
Disclosure Schedules	ARTICLE IV
Excluded Assets	2.1(b)
Expiration Date	9.2
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Intellectual Property Transfer and License Agreement	6.4(d)
Key Management Personnel	4.11(b)
Material Contract	4.9(a)
Material Permits	4.7
Net Working Capital	2.5(c)
Net Working Capital Ratio	2.5(c)
Non-assignable Contracts	2.1(a)(al)
PCAA Results	2.5(f)(ii)(B)
PCB Business Assets	2.1(a)
PCB Business’ Audited 2018 Annual Revenue Statement	2.5(b)
Post-Closing Adjustment Amount or PCAA	2.5(c)
Pre-Closing	3.1
Pre-Closing Date	3.1
Purchase Price	2.5(a)
R&D Equipment and Spare Parts	2.1(a)(ix)
Seller Indemnified Party	9.1(b)
SIAC	11.9
Third-Party Claim	9.4(a)
Trade Receivables	4.22
Transitional Services Agreement	6.4(g)

Unaudited CIT Balance Sheet	4.5(a)
Unaudited CIT Balance Sheet Date	4.5(f)
Unaudited CIT Financial Statements	4.5(a)
Unaudited CTL Balance Sheet	4.5(c)
Unaudited CTL Balance Sheet Date	4.5(g)
US Lease Contract	2.1(a)(al)(v)
US Lessor Approval	2.1(a)(al)(v)

1.3           Interpretation.

(a)           In this Agreement, where applicable, references to the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter and vice versa.

(b)           Unless otherwise stated, all references to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreements.

ARTICLE II
PURCHASE AND SALE OF PCB BUSINESS ASSETS

2.1           PCB Business Assets Being Sold.

(a)           PCB Business Assets.  The term “PCB Business Assets” shall mean all of the following assets that are used, held or owned by the PCB Business Assets Sellers in connection with the PCB Business:

i.            100% equity interests in CIT, including all rights, titles, assets, cash and resources owned or held by CIT, subject to the entrance into the Intellectual Property Transfer and License Agreement, the Camtek Trademark and Tradename Transfer and License Agreement, and the CIT Semiconductor Business Assets Transfer Agreement for the transfer and assignment of assets, the Semiconductor Business Contracts, trade receivables, obligations and debts which are owned, held or assumed by CIT for the Semiconductor Business from CIT to Camtek’s New Entity (such obligations and debts shall be referred to herein as “CIT's Semiconductor Debts”);

ii.           100% equity interests in CTL, including all rights, titles, assets, cash and resources owned or held by CTL, subject to the entrance into the Intellectual Property Transfer and License Agreement, the Camtek Trademark and Tradename Transfer and License Agreement, and the CTL Semiconductor Business Assets Transfer Agreement by and between CTL and Camtek’s new subsidiary to be set up in Taiwan (“Camtek’s TW NewCo”) for the transfer and assignment of assets, the Semiconductor Business Contracts, trade receivables, obligations and debts which are owned, held or assumed by CTL for the Semiconductor Business from CTL to Camtek’s TW NewCo (such obligations and debts shall be referred to herein as “CTL's Semiconductor Debts”);

iii.          the Camtek IP Transferred to PCB Business;

iv.          a perpetual and royalty free license granted to CIT, PCHK2 and their Subsidiaries to use the Camtek IP Licensed to PCB Business for the operation of the PCB Business in the Territory, all in accordance with and subject to the Intellectual Property Transfer and License Agreement;

v.           a royalty free license granted to CIT, PCHK2 and their Subsidiaries to use the Licensed Camtek TTL for the operation of the PCB Business in the Territory, all in accordance with and subject to the Camtek Trademark and Tradename Transfer and License Agreement;

vi.          transfer, in accordance with section 6.5 below, of employment of the Camtek PCB Business Employees to CIT, PCHK2 and/or their Subsidiaries, and transfer, subject to those Key Consultants' consent, of consulting arrangement with Key Consultants to CIT, PCHK2 and/or their Subsidiaries;

vii.          the Transferred Camtek TTL;

viii.        the PCB Business Contracts;

ix.          the research and development Equipment, assets, other Equipment and system and spare parts owned by Camtek or its Subsidiaries (other than CIT and CTL) in connection with the PCB Business (collectively, “R&D Equipment and Spare Parts”), detailed information (including name, brand, specification, location and owner) of which are set forth in Schedule 4.8 (f);

x.           to the greatest extent permitted by the applicable Laws, including Laws governing the transfer and use of personal information, the original copy, or in case that original copy is not in the possession of Camtek or its any Subsidiary (other than CIT and CTL), a copy of all the following documents, data and information, which could be in any form of reports, memoranda, notes, analyses, projections, interpretations, forecasts, records or others: (aa) all books and records maintained in connection with the PCB Business; (bb) information regarding all the PCB Business related facilities, businesses, research and development plan, products, services, agreements, employees, processes, trade secrets, ideas or technology, source codes, supplies, cost and pricing data, files, marketing plans, advertising materials, and customer and supplier data, provided that those items included in sub-section (bb) above which are IP items, they will be included in the PCB Business Assets only to the extent they are part of the Camtek IP Transferred to PCB Business; (cc) all other PCB Business related documents, data and information;

xi.          trade receivables of the PCB Business as of the Closing Date, as set forth in the Closing Statement, excluding any trade receivables as defined by the CIT Semiconductor Business Assets Transfer Agreement or the CTL Semiconductor Business Assets Transfer Agreement to be transferred to Camtek’s New Entity or Camtek’s TW NewCo;

xii.          the inventory of any products, finished goods, finished good in transit, work in progress, and raw material of the PCB Business as of the Closing Date, as set forth in the Closing Statement excluding any such products, finished goods, finished good in transit, work in progress, and raw material as defined by the CIT Semiconductor Business Assets Transfer Agreement or the CTL Semiconductor Business Assets Transfer Agreement to be transferred to Camtek’s New Entity or Camtek’s TW NewCo;

xiii.        all Registrations necessary for the PCB Business as conducted by Camtek or any of its Subsidiaries (other than CIT and CTL) to the extent they are transferable to PCHK2 or PCHK2’s Subsidiaries under the applicable Laws (“Transferred Registrations”); and

xiv.        all goodwill of the PCB Business owned or held by Camtek and/or any of its Subsidiaries.

 (a1)        Assignment of PCB Business Contracts

Notwithstanding any other provision of this Agreement to the contrary including Section 2.1(vi) above or Section 2.2 (vi) below, this Agreement shall not constitute an agreement to assign any PCB Business Contract (including, for purposes of this Section, any right under any such Contract) if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach or other contravention thereof or of any Law, License, Registration, or such Contract (“Non-assignable Contracts”). Sellers will use reasonable commercial endeavors to obtain the consent of the other parties to all such Non-assignable Contracts or as otherwise required for the assignment thereof to PCHK2 or its applicable Subsidiaries.  If, prior to the Closing, such consent is not obtained, Sellers and Buyers will cooperate in a mutually agreeable arrangement under which the Non-assignable Contracts will be performed in the name of Sellers, Buyers would obtain the benefits and assume the obligations and bear the economic burden thereunder in accordance with this Agreement and accordingly:

(i)          Buyers shall be responsible towards Sellers to cause all covenants and obligations under the Non-assignable Contracts (except those to be performed, as further described below, with the resource possessed or held by any Seller or through the system of any Seller) to be performed in such a manner as to fully comply therewith, and for this purpose and without derogating from the generality of the aforesaid, shall make available to Sellers such Camtek PCB Business Employees who then have been employed by PCHK2 and/or its Subsidiaries and other reasonable and necessary resources as to perform the Non-assignable Contracts in the name of Camtek or its Subsidiaries (other than CIT and CTL); Buyers shall indemnify Sellers for any costs and expenses reasonably incurred by it in connection therewith, if, as and when incurred, and shall further indemnify Sellers and hold it harmless against and in respect of any and all liability, damage, costs or expense, as and when incurred, resulting from any claims for non-compliance, breach or violation of such covenants and obligations.

(ii)         Sellers shall take or cause to be taken, at PCHK2’s expense, such actions in the name of Sellers or otherwise as PCHK2 may reasonably request so as to provide PCHK2 (or its applicable Subsidiaries) with the benefits of the Non-assignable Contracts and to effect collection of money or other consideration that becomes due and payable under the Non-assignable Contracts, and Sellers shall promptly pay over to PCHK2 (or its applicable Subsidiaries) all money or other consideration received by it in respect of all Non-assignable Contracts. Sellers shall, all the time during the performance of the Non-assignable Contracts, designate officers responsible for doing all the necessary coordination work to perform, as reasonably requested by PCHK2, all the necessary internal procedures and formalities of Sellers which are required for the due and full performance of the Non-assignable Contracts to the extent that Sellers’ resource or system is required for such performance, including, but not limited to, issuing the bills or invoices to collect the money and other consideration under the Non-assignable Contracts and passing over to PCHK2 or its applicable Subsidiaries such collected money and other consideration. As of and from the Closing Date, Sellers shall authorize PCHK2 (or its applicable Subsidiaries), to the extent permitted by applicable Laws and the terms of the Non-assignable Contracts, at the PCHK2’s expense, to perform all the obligations and receive all the benefits of Sellers under the Non-assignable Contracts and appoints Buyers its attorney-in-fact to act in its name on its behalf.

(iii)        Subject to applicable Law and the terms of any Non-assignable Contract, Sellers and Buyers shall cooperate to have such Non-assignable Contracts terminate.

(iv)        Semiconductor Business Contracts. The provisions of sub-sections (i), (ii) and (iii) of this Section (a1) shall apply, mutatis mutandis, to the assignment of the Semiconductor's Business Contracts, from CIT or CTL (as the case may be) to Camtek’s New Entity or to Camtek’s TW NewCo, respectively.

(v)         Notwithstanding anything herein to the contrary, the following provisions shall apply to the certain real-estate lease agreement between Camtek USA, Inc and The Irvine Company LLC for the lease of Suite 165, 18 Technology Drive, Irvine, CA 92618, USA dated April 9, 2015 (including its first amendment made on March 29, 2016, collectively the “US Lease Contract”): (i) PCHK2 would like it to be assigned, at Closing, to its Subsidiary to be established in the United States of America by Closing (the “Buyers' Substitute Lessee”); (ii) Sellers agree to such assignment even though it is not used exclusively for the PCB Business; (iii) the parties will seek the approval of the lessor under such agreement, for such assignment(the “US Lessor Approval”); (iv) to the extent the US Lessor Approval shall be obtained, the US Lease Contract  shall be assigned to Buyers' Substitute Lessee at Closing, which shall take upon itself all obligations, liabilities and responsibilities under the US Lease Contract as of Closing and on; (v) to the extent the US Lessor Approval shall be not obtained, the US Lease Contract  shall be not assigned to Buyers' Substitute Lessee nor shall it be used by it or by Buyers. For the avoidance of doubt it is hereby clarified that the assignment of the US Lease Contract is neither a condition to Closing nor to the Pre-Closing.

(b)           Excluded Assets.  The Parties agree that the PCB Business Assets shall not include the following assets (“Excluded Assets”):

i.            ownership of the Camtek IP Licensed to PCB Business, and any rights, claims or causes of action against third parties relating thereto;

ii.            ownership of infrastructure and infrastructure-related assets owned by Camtek or any of its subsidiaries (other than CIT and CTL) in connection with both the operation of the PCB Business and the operation of other business, including among others leased real-estate, IT infrastructure, etc. and any rights, claims or causes of action against third parties relating thereto. For avoidance of any doubt, the foregoing excluded assets do not include any of the PCB Business Assets;

2.2           Purchase and Sale of the Equity Interests.  The Parties agree that, upon the terms and subject to the conditions set forth herein, at the Closing: (i) Camtek shall sell, assign, transfer and convey to PCHK1, and PCHK1 shall purchase, acquire and assume from Camtek, all of Camtek’s right, title and interest in and to Camtek’s CIT Equity Interests, free and clear of any and all Encumbrances, for a consideration which shall be a part of Purchase Price specified in Section2.5; and (ii) CHKL shall sell, assign, transfer and convey to PCHK1, and PCHK1 shall purchase, acquire and assume from CHKL, all of CHKL’s right, title and interest in and to CHKL’s CIT Equity Interests, free and clear of any and all Encumbrances, for a consideration which shall be a part of Purchase Price specified in Section2.5 (all the foregoing equity interests transfer, collectively as the “CIT Equity Transfer”). Upon the completion of the CIT Equity Transfer, PCHK1 will be the registered owner of 100% equity interests in CIT and be the sole shareholder of CIT. The parties to each of the CIT Equity Transfer shall execute and enter into the CIT Equity Interests Transfer Agreement in accordance with Section 6.4 (a).

2.3           Purchase and Sale of Other PCB Business Assets.

(a)           The Parties agree that, upon the terms and subject to the conditions set forth herein, except for and subject to the Transitional Arrangement, at the Closing, Camtek shall (and/or shall cause the applicable PCB Business Asset Sellers to) sell, assign, transfer, convey and deliver to PCHK2, and PCHK2 shall purchase, acquire and assume from Camtek and/or the applicable PCB Business Asset Sellers, all right, title and interest of Camtek and/or the applicable PCB Business Asset Sellers in and to the PCB Business Assets other than 100% equity interests in CIT, free and clear of any and all Encumbrances, in accordance with the Assets Transfer Framework Agreements. Camtek and PCHK2 shall enter into the Assets Transfer Framework Agreement in accordance with Section 6.4 (c).

2.4           Assumption and Exclusion of Limited Liabilities.

(a)           Assumed Limited Liabilities.  The Parties agree that the PCB Business Assets shall not include any debt or liability, except for the Assumed Liabilities (as defined below). Buyers agree that, upon the terms and subject to the conditions (including Article IV and Article VI of this Agreement) set forth herein, at the Closing Buyers shall assume, and thereafter timely pay, perform, discharge or otherwise satisfy in accordance with their respective terms, the following limited liabilities arising out of or relating to the PCB Business (collectively, the “Assumed Liabilities”):

i.            current liabilities of the PCB Business as of the Closing Date used in calculation of the PCB Business’s working capital at the Closing, including, for the avoidance of doubt, trade payables, the total amount which shall be set forth in the Closing Statement;

ii.           current liabilities of the PCB Business as of the Closing Date agreed explicitly by the Parties to be assumed by PCHK2 or its subsidiaries, including accrued warranties and deferred revenues not on the book of CIT or CTL as of the Closing Date;

iii.          all obligations, debts and liabilities of CIT and CTL, including for the avoidance of doubt their Tax liabilities, other than CIT's Semiconductor Debts and CTL's Semiconductor Debts.

iv.          employment related liabilities as prescribed by this Agreement, namely by section 6.5 hereof.

v.          subject to Section 2.4 (b), all liabilities, warranty obligations and other obligations of Camtek or its applicable Subsidiaries under the PCB Business Contracts (and the US Lease Contract to the extent it shall be assigned at Closing), and under the Transferred Registrations.

(b)           Exclusion of Certain Liabilities.  Notwithstanding the other provisions of this Agreement, any and all the following product liabilities shall be assumed by Camtek and other the PCB Business Assets Sellers, and not by any of Buyers, CIT or CTL: liabilities for personal injury and/or death and/or damage to other properties suffered by any buyer, user or bystander, which is caused by any defect in products and/or equipment manufactured or sold by Camtek, CIT, CTL or Camtek’s any other Subsidiaries on or before the Closing Date.

2.5           Purchase Price.

(a)           Purchase Price.  In full consideration of the sale and transfer of the PCB Business Assets, subject to the terms and conditions set forth below, the aggregate purchase price (“Purchase Price”) for the PCB Business Assets shall be determined in accordance with the following formula:

Purchase Price = Basic Purchase Price+ Earn-Out Amount +PCAA

Where:

Basic Purchase Price means Thirty Two Million US Dollar (USD 32,000,000);

Earn-Out Amount means an earn-out amount up to a maximum of Three Million US Dollar (USD 3,000,000), which shall be contingent and shall be calculated and determined in Section 2.5 (b);

PCAA means a Post-Closing Adjustment Amount, which shall be calculated and determined in Section 2.5 (c).

The Parties agree that, for the transaction of tangible assets contemplated by this Agreement which is to take place in different territory, the transferee of such tangible assets shall assume and pay to the transferor the applicable value added tax or any other similar tax where a supply of goods or service is subject to tax. For purpose of determining the amount of such value added tax, the price for such tangible assets shall be determined on the basis of book value (subject to applicable Laws) of such tangible assets, or any other basis to be mutually agreed by the Parties.

For the avoidance of doubt, the transfer and or license of any assets or right from CIT and/or CTL to any of Sellers's or its Subsidiaries pursuant to the terms of the Transaction Agreements, was taken into account when calculating the Purchase Price, and no additional consideration shall be paid by Sellers to Buyers for such transfer or license.

(b)           Earn-Out Amount. By no later than 60 days following the end of the year 2018, Buyers shall provide a special audited report, no matter how it is named, on the PCB Business’ consolidated revenues, including all revenue related items such as deferred revenues etc., for the year ending December 31, 2018 which shall be prepared and issued by one of PwC, Deloitte, KPMG and Ernst & Young, which shall be selected and retained as per Parties' mutual consent, by both Seller and Buyer. Such statement shall be prepared in accordance with US GAAP applied consistently with past practices and present fairly the financial position of the PCB Business at such date set forth therein and for such period covered thereby (“PCB Business’ Audited 2018 Annual Revenue Statement”). Parties shall equally share the service fees of such accounting firm. The Parties agree that the Earn-Out Amount shall be calculated and determined by the following formula:

if, as per PCB Business’ Audited 2018 Annual Revenue Statement, PCB Business' consolidated audited revenue made in accordance with US GAAP in US dollar amount in 2018 fiscal year ending December 31, 2018, excluding all revenue generated from new product lines acquired by CIT, PCHK2, any of their Subsidiaries or any entity of the PCB Business after the date this Agreement (but not under the Transaction Agreements), if any, (“Actual 2018 Revenue”) is equal to or lower than USD 35,500,000, the Earn-Out Amount shall be zero; or

if Actual 2018 Revenue is greater than USD 35,500,000 but less than US$ 40,000,000, then:

the Earn-Out Amount = USD 3,000,000 × [(Actual 2018 Revenue – 35,500,000) ÷ 4,500,000]; or
if Actual 2018 Revenue is greater thanUSD40,000,000, then the Earn-Out Amount shall be USD 3,000,000.

As CIT is a Chinese company, its consolidated revenue in 2018 fiscal year will be denominated in CNY in its official financial statements. The Parties agree that, for purpose of this Section 2.5 (c), such amount of CIT’s consolidated revenue in 2018 fiscal year in CNY shall be converted into USD using the central parity exchange rate published by People’s Bank of China as of December 31, 2018.

(c)           Post-Closing Adjustment Amount.  Sellers shall provide the Closing Statement within 60 days after the Closing. The Parties agree that an adjustment amount (“Post-Closing Adjustment Amount” or “PCAA”) will be added to the Purchase Price (or subtracted from the Purchase Price if it is a negative number) to adjust the Purchase Price if the actual cash, debt and net working capital level at Closing deviate from the benchmark levels, which shall be calculated and determined by the following table and formula:

Actual Numbers	Benchmark Levels
Cash (including short term bank deposits) and cash equivalents, on book of CIT and CTL as of the Closing Date	0
Debt number on book of CIT and CTL as of the Closing Date, plus Assumed Liabilities, excluding the liabilities in connection with the Semiconductor Business to be transferred out to Camtek's New Entity and Camtek’s TW NewCo and certain Assumed Liabilities used in the calculation of Net Working Capital. Note: for the purpose of this calculation, the debt number is a negative number.

inter-company balances between CIT and CTL and Camtek or Camtek entities within the group, shall be disregarded and not be taken into account. As this is inter PCB BU transactions, and Buyers are buying the entire PCB BU.
0
Total current assets, excluding amounts used in the calculation of Cash above, minus current liabilities (“Net Working Capital”) for the PCB Business as set forth in the Closing Statement.
The higher of (aa) USD 16 million; and (bb) firstly the sum of Basic Purchase Price and Earn-Out Amount, secondly which sum multiplied by 55.6% (Net Working Capital Ratio)
The amount above shall be adjusted downward by USD 75,000 for purpose of calculating Benchmark Levels.

PCAA is determined as the sum of left column (“Actual Numbers”) minus the sum of right column (Benchmark Levels). PCAA could be a positive number or a negative number.

The Actual Numbers shall be determined by a third party audit, in accordance with US GAAP and consistent with past accounting practice of the PCB Business, of financial positions of the PCB Business at the last day of the calendar month of the Closing, as set forth in a Closing statement to be prepared by KPMG to state all the financial conditions listed on the left columns of the above table in this Section 2.5 (c) and provisions made for bad debts of the PCB Business in accordance with the US GAAP (the “Closing Statement”) The Closing Statement shall calculate and determine the PCAA.

Exhibit 2.5(c) includes an example which shows (for demonstration purposes only) the calculation of the PCAA as of December 31, 2016.

(d)           Non-allocation. The payment of the Purchase Price under this Agreement shall represent all the payments to Sellers for all the PCB Business Assets collectively. Sellers agree to designate Sellers’ Designated Account for the purpose of receiving any and all payments under this Agreement; only once payments are actually received and deposited at Sellers’ Designated Account, it shall be deemed that Sellers have received all such payments, and Buyers shall have no further obligations or liabilities to each of Sellers individually for the allocation of any of the Purchase Price or for any of such payments.  Sellers shall allocate the payments actually received in Sellers’ Designated Account among themselves and no further claims by each of Sellers shall be made against any Buyer with respect to allocation of the payments between Sellers.

(e)           Payment of Basic Purchase Price.  Subject to the terms and conditions set forth below, at the Pre-Closing, Buyers shall pay, or cause to be paid, a total of USD 10,000,000to Sellers’ Designated Account in accordance with Section 3.3. Subject to the terms and conditions set forth below, at the Closing, Buyers shall pay, or cause to be paid, a total of USD 22,000,000 to Sellers’ Designated Account in accordance with Section 3.5.

(f)            Payment of Earn-Out Amount and PCAA.  Subject to the terms and conditions set forth below:

(i)    Earn Out. Within one (1) month after PCB Business’ Audited 2018 Annual Financial Statements is produced, Buyers shall pay, or cause to be paid, the total sum of Earn-Out Amount to Sellers’ Designated Account.

(ii)   PCAA.

(A) The PCAA as of Closing to be calculated and specified in the Closing Statement shall be calculated based on the Basic Purchase Price (i.e. without the Earn-Out component) and shall be referred to herein as the “Closing Statement Calculated PCAA”. Within 30days after the Closing Statement is produced: (i) if the Closing Statement Calculated PCAA will be a positive number, Buyers shall pay the amount of the Closing Statement Calculated PCAA to Sellers’ Designated Account; or (ii) if the Closing Statement Calculated PCAA is a negative number, Sellers shall pay the amount of the Closing Statement Calculated PCAA to Buyers Account. Notwithstanding Section 2.5 (c) and other provisions of Section 2.5 (f), Buyers’ obligation to pay the Closing Statement Calculated PCAA herein shall not be greater than USD 2,000,000.

(B) When the actual Earn-Out will be calculated as per section 2.5 (f)(i) above, Sellers and Buyers shall also calculate: (i) the amount of PCAA based on this actually known Earn-Out amount, meaning based on the Basic Purchase Price together with the Earn-Out component (the “2018 Calculated PCAA”), and (ii) the result of [the Closing Statement Calculated PCAA] minus [the 2018 Calculated PCAA]. The foregoing result calculated in item (ii) of this paragraph shall be referred to herein as the “PCAA Result”.

If the PCAA Result will be a positive number, Sellers shall pay the amount of the PCAA Result to Buyers Account within ten (10) days as of the date of determination of the PCAA Result. If the PCAA Result is a negative number, Buyers shall pay the amount of the PCAA Result to Sellers' Designated Account, within such ten (10) days.

If the Closing Statement Calculated PCAA is greater than USD 2,000,000, then the excess amount will be deducted accordingly from the amount of the trade receivables relating to the PCB Business to be transferred to Buyers (i.e. trade receivables of such excess amount shall be transferred back to Sellers), so that the 2018 Calculated PCAA shall exactly be USD 2,000,000. If the aforesaid mechanism of settling accounts through trade receivables will not suffice for handling the excess amount greater USD 2,000,000, Buyers will pay Sellers the difference.

(g)           Offset Right.  Notwithstanding anything to the contrary in this Agreement, each of Buyers shall have the right to offset against and deduct from any amount that is payable by Buyer to any Seller under this Agreement (payable only as determined by an arbitration award of SIAC or mutually agreed) any amount that is payable by any Seller to any Buyer under this Agreement.  Any such deduction or offset by any Buyer shall relieve Buyers of their obligation to make payment on such payable to the extent of the offset or deduction on a dollar-for-dollar basis. Neither the exercise nor the failure to exercise such right of setoff and deduction will constitute an election of remedies or limit any Buyer in any manner in the enforcement of any other remedies that may be available to it. Buyers shall have no other right to set off other than as described above.

(h)           Receipt.  Upon Sellers’ receipt of full payment of final Purchase Price, Sellers shall issue written receipt evidencing such full payment and furnish such receipt to Buyers.

2.6           Withholding Taxes.

(a)           Notwithstanding any other provision in this Agreement and any provision in other Transaction Agreements, if a Buyer (or Buyers) are mandatory required by the applicable Tax Laws to act as a withholding agent and withhold Tax at source from payments it needs to pay to Sellers, then, and only then, such Buyer(s) shall have the right to deduct and withhold from each such payment the amount it is required to withhold Tax from, and pay it, as soon as practical, following its withholding, to the appropriate taxing authority in accordance with the applicable Tax Laws. Each Seller shall promptly take (and/or cause to be taken) all necessary measures, sign (and/or cause to be signed) all necessary legal documents, and use its reasonable commercial efforts to co-operate with Buyers so that Buyers can make the foregoing tax payment on behalf of Sellers in accordance with the applicable Tax Laws.

(b)           Notwithstanding the provisions of Section 2.6(a): (i) each of Buyer shall not deduct and withhold from each of the payments it needs to make to Sellers under this Agreement or any other Transaction Agreements insofar as Sellers have furnished to Buyers a withholding Tax exemption/reduction certificate, issued by appropriate taxing authority, evidencing that certain Tax that should be paid by Sellers has been exempted and/or reduced. Each of Buyers shall then withhold the tax on the basis of the exemption/reduction certificate. (ii) each of Buyers shall not have the right to deduct and withhold from each of the payments it needs to make to Sellers under this Agreement or any other Transaction Agreements before notifying Sellers 15 days in advance on its intention to deduct and withhold from each of the said payments any amount in order to give Sellers reasonable time to furnish to each of Buyers relevant exemption/reduction certificate.

(c)           Notwithstanding the provisions of Section 2.6(a) and Section 2.6 (b), if any Buyer does not deduct Tax from the payment it pays to Sellers, Sellers shall, as soon as practical (but not later than the expiration date of the applicable time limit required under the applicable Tax Laws for below Tax Return filing and tax payment), file all the Tax Return for the Transactions with, and make payment of Tax (if not duly exempted) to, the appropriate taxing authority in accordance with the applicable Tax Laws, and shall, within the above applicable time limit, furnish to such Buyer Tax certificates issued by such taxing authority evidencing that all applicable Tax has been duly paid and/or duly exempted in accordance with the applicable Tax Laws. If any Seller breaches any of Section 2.6, Sellers shall indemnify and hold harmless each Buyer from and against any and all Damages resulting therefrom.

(d)           To the extent that any of the amounts are withheld and paid over to the appropriate taxing authority pursuant to Section 2.6 (a), such withheld and paid amounts shall be treated for all purposes of the Transaction Agreements as having been delivered and paid to Sellers in respect of which such deduction and withholding was made.

ARTICLE III
THE CLOSING

3.1           Time and Place.  The consummation of the purchase and sale of the PCB Business Assets (“Closing”) shall take place at CIT’s office, 1 Kezhi Road, Suzhou Industrial Park, Jiangsu Province, China at 16:00 p.m., Beijing time (exchange of documents electronically shall be made as mutually agreed by the Parties and to the extent legally possible), or at such other place(s) or time as shall be determined by the Parties, and in any event shall be on the last Business Day of a calendar month, and preferably, to the extent reasonably possible on September 29th, 2017. The specific timing shall be determined as follows, or in any other manner as agreed by the Parties separately: if the satisfaction or waiver of all of the conditions set forth in Section 3.2 (a) and Section 3.3 (a) occurs on or before the 10th of any calendar month, then the Closing will be set to the last Business Day of that calendar month, subject to the satisfaction or waiver of all of the conditions set forth in ARTICLE VII and ARTICLE VIII hereof or at such other time and place as Sellers and Buyers shall mutually agree in writing (the date of the Closing, the “Closing Date”). The Parties agree that pre-delivery of certain PCB Business Assets from Sellers to Buyers shall be made in accordance with Section 3.2 and pre-payment of certain part of Basic Purchase Price shall be made in accordance with Section 3.3 (collectively, the “Pre-Closing”) at the above place for the Closing (exchange of documents electronically shall be made as mutually agreed by the Parties and to the extent legally possible), or at such other place(s) or time as shall be determined by the Parties, on the last Business Day on or before the 15th day of that same calendar month in which the Closing is expected to occur, provided that in any event the Pre-Closing and the Closing should be at least 10 Business Days apart unless otherwise agreed by the Parties. The Parties agree to discuss in good faith and adjust the above schedules accordingly in order to fulfil their understandings hereinabove.

3.2           Pre-Closing by Sellers.

(a)           Conditions to Sellers’ Obligation at Pre-Closing.  The obligations of Sellers under this Agreement to be performed at the Pre-Closing are subject to the fulfillment or Sellers’ written waiver on or before the Pre-Closing of each of the conditions to Sellers’ obligations at Closing as set forth in Article VII (provided however that instead of closing certificate referring to the Closing Date, the certificate will refer to the Pre-Closing date), except for those conditions with respect to the registration with the Company Registrar of the CIT Equity Transfer.

(b)           Pre-Closing Deliveries by Sellers.  At the Pre-Closing, Sellers shall jointly and severally deliver, or cause to be delivered, to Buyers all the following in form and substance satisfactory to Buyers:

(i)             the written statement issued by each of Sellers stating that it has agreed to the other Seller’s sale and transfer of the equity interests in CIT hereunder and that it has waived all its right of first refusal and other rights (if any) to purchase the equity interests in CIT to be sold and transferred by the other Seller hereunder;

(ii)            copy of the resolution of Camtek’s board of directors, which shall become valid and effective, to approve Camtek to enter into and deliver the Transaction Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions; copies of all resolutions of CHKL’s shareholders and board of directors, which shall become valid and effective, to approve CHKL to enter into and deliver the Transaction Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions;

(iii)            the certificate of filing receipt issued by Commerce Authority representing that the filing of the sale and purchase of 100% equity interests in CIT hereunder have been accepted by Commerce Authority;

(iv)            counterparts of the CIT Equity Interests Transfer Agreement duly signed by Camtek and CHKL;

(v)            counterparts of the Assets Transfer Framework Agreement duly signed by Camtek and CHKL;

(vi)            counterparts of the CTL Equity Interests Transfer Agreement duly signed by CHKL;

(vii)          copies of CTL's most updated Amended Corporate Registration Card and Articles of Incorporation reflecting the necessary amendments to the business scope of CTL required for the CTL Equity Transfer;

(viii)         counterparts of the Intellectual Property Transfer and License Agreement duly signed by Camtek and CIT;

(ix)            counterparts of the Camtek Trademark and Tradename Transfer and License Agreement duly signed by Camtek and CIT;

(x)             counterparts of the Transitional Services Agreement duly signed by Camtek and CIT;

(xi)            counterparts of the CIT Semiconductor Business Transfer Agreement duly signed by CIT and Camtek New Entity;

(xii)           counterparts of the CTL Semiconductor Business Transfer Agreement duly signed by CTL and Camtek's TW NewCo;

(xiii)          counterparts of each definitive employment agreement duly signed by at least 12 out of the 14 Key Management Personnel as stated in Section 8.10, which shall be conditional on the Closing;

(xiv)          deed of transfer of all the R&D Equipment and Spare Parts which shall become effective at the Closing and physical delivery of all the R&D Equipment and Spare Parts;

(xv)           all the assignment agreements that have been duly executed by PCHK2 (or its subsidiaries) and the parties to the PCB Business Contracts (for the avoidance of doubt, other than the Non-Assignable Contracts which shall be handled in accordance with section 2.1(a1) above) for the assignment of such Contracts from Camtek (or its subsidiaries) to PCHK2 (or its subsidiaries).

Notwithstanding the above and anything else to the contrary herein, if any of the  representations and warranties which should have been true and correct on the Pre-Closing Date is untrue or incorrect on the Pre-Closing Date, or if there is  any failure to comply with Section 6.1 (a) (collectively “Deviation”), in both cases such Deviation is not caused as a result of breach by Sellers of their obligations under this Agreement but is caused only due to any change in circumstances which takes place between the date of this Agreement and the Pre-Closing Date, Sellers shall specify and describe such Deviation(s) in a written notice (“Pre-Closing Notice”) to Buyers and deliver the Pre-Closing Notice to Buyers before Buyers make the prepayment at the Pre-Closing, and, Buyers shall have the right to assess such disclosed Deviation and, at Buyers’ sole discretion, decide whether or not to proceed to the Pre-Closing. If, following receipt of the Pre-Closing Notice, Buyers decide to proceed to the Pre-Closing, Buyers shall not have any claims towards Sellers in connection with such disclosed Deviation(s).

3.3           Pre-Closing by Buyers.

(a)           Conditions to Buyers’ Obligation at Pre-Closing.  The obligations of Buyers under this Agreement to be performed at the Pre-Closing are subject to the fulfillment or Buyers’ written waiver on or before the Pre-Closing of each of the conditions to Buyers’ obligations at Closing as set forth in Article VIII (provided however that instead of closing certificate referring to the Closing Date, the certificate will refer to the Pre-Closing date), except for those conditions with respect to the registration with the Company Registrar of the CIT Equity Transfer.

(b)           Pre-Closing Deliveries by Buyers.  At the Pre-Closing Buyers shall pay, or caused to be paid, a total prepayment of Ten Million US Dollar (USD 10,000,000) to Sellers’ Designated Account. At the Pre-Closing Buyers shall jointly and severally deliver, or cause to be delivered, to Sellers all the following in form and substance satisfactory to Sellers:

(i)              a copy of all resolutions or decisions of Trophy’s board of directors, and the other Buyers board of directors (and shareholders meeting if required by the applicable Laws), which shall become valid and effective, to approve each Buyer to enter into and deliver the Transaction Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions.

(ii)             counterparts of the CIT Equity Interests Transfer Agreement duly signed by PCHK1.

(iii)            counterparts of the Assets Transfer Framework Agreement duly signed by PCHK2.

(iv)            counterparts of the CTL Equity Interests Transfer Agreement duly signed by PCHK2.

(v)            counterparts of the Camtek Trademark and Tradename Transfer and License Agreement duly signed by Trophy, PCHK1 and PCHK2.

(vi)            counterparts of the Transitional Services Agreement duly signed by PCHK2.

3.4           Closing Deliveries by Sellers.

At the Closing, in addition to any items the delivery of which is a condition to Buyers’ obligations at the Closing pursuant to Article VIII, Sellers shall jointly and severally deliver, or cause to be delivered, to Buyers all the following in form and substance satisfactory to Buyers:

(a)           certificate of notice or other relevant documents issued by Company Registrar representing or evidencing that: (i) all changes in CIT’s shareholder caused by the CIT Equity Transfer has been properly registered by Company Registrar, PCHK1 is the sole shareholder of CIT; (ii) a new Articles of Association of CIT, which shall be signed by PCHK1 have been properly filed with Company Registrar, and (iii) resignation letters of Seller's representatives to CIT's board of directors;

(b)           a new investment certificate issued by CIT, in accordance with China’s Company Law, to PCHK1 representing that PCHK1 is the new shareholder of CIT owning and holding 100% of equity interests in CIT;

(c)           all chops, files and accounting records of CIT, all chops, files and accounting records of CTL, and all the documents, datas and information stated in item x of Section 2.1 (a);

(d)           certificates of all Governmental Consents required to effect the CTL Equity Transfer, representing that PCHK2 owns all the authorized shares of CTL and is the sole and registered shareholder of CTL;

(e)           the share certificates representing all of the CHKL’s CTL Equity Interests duly endorsed in favor of PCHK2;

(f)            a completed application to CTL for registration of the transfer to PCHK2 of the CHKL’s CTL Equity Interests and Other CTL Equity Interests;

(g)           a certificate signed by Sellers confirming that all representations and warranties made by Sellers in this Agreement and any document delivered pursuant to this Agreement are true and correct on the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such date)and that, between the date of this Agreement and the Closing Date, and that there is no breach of, or failure to comply with Section 6.1 (a)made by any Seller;

(h)           in terms of each item of the Camtek IP Transferred to PCB Business, the deed of transfer, power of attorney and all other necessary documents duly executed and issued by Camtek or the owner of such item of the Camtek IP Transferred to PCB Business (if Camtek is not such owner) to PCHK2 to: (1) ensure that PCHK2 by itself is able to apply for and complete the applicable registration, recording and/or filing of the transfer of legal ownership in such item of the Camtek IP Transferred to PCB Business to PCHK2 in accordance with the applicable Laws; and (2) effect the above transfer to PCHK2 all the right, title and interest of Camtek or such owner in and to such item of the Registered Camtek IP Transferred to PCB Business.

Notwithstanding anything herein to the contrary, if there is any difference between the parties which should sign the Pre-Closing and Closing deliverables by either Sellers or Buyers as described above, and the parties who actually need to sign them as per these same Transaction Agreements, then, the counterparts to these Transaction Agreements shall be duly signed by their applicable parties as appear in the signature pages' thereto.

Notwithstanding the above and anything else to the contrary herein, if any of the  representations and warranties which should have been true and correct on the Closing Date shall be untrue or incorrect at the Closing Date, or if there shall be  any failure to comply with Section 6.1 (a) (collectively “Deviation”), in both cases such Deviation is not as a result of breach by Sellers of their obligations under this Agreement but is caused only due to any change in circumstances which takes place in the period between the Pre-Closing Date and the Closing Date, Sellers shall specify and describe such Deviation(s) in Sellers' Closing Certificate, and, if, following receipt of Sellers' Closing Certificate, Buyers shall decide to proceed to Closing, Buyers shall not have any claims towards Sellers in connection with such disclosed Deviation(s).

3.5           Closing Deliveries of Buyers.

(a)           At the Closing, Trophy shall pay, or cause to be paid, Twenty Two Million US Dollar (USD 22,000,000) to Sellers’ Designated Account.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

Each of Sellers hereby jointly and severally represents and warrants to Buyers as of the date of this Agreement, and as of the Closing Date(except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct only as of such date), except as set forth in the Schedules accompanying this Agreement (each, a “Schedule” and collectively, the “Disclosure Schedules”) as follows:

4.1           Organization and Capitalization.

(a)           Each of the PCB Business Assets Sellers, CIT and CTL is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of formation or organization, which jurisdiction is set forth in Schedule 4.1 (a), with all requisite corporate power and authority to own and operate the PCB Business and the PCB Business Assets as now owned, operated or leased by it, and to conduct the PCB Business as presently conducted by it.  Each of CIT (including its Shenzhen branch) and CTL has a valid business license or certificate of incorporation, and has, since its establishment, carried on its business in full compliance with the business scope set forth in its business license or certificate of incorporation.

(b)           Schedule 4.1 (b) sets forth: (a) a true and complete list of all powers of attorney granted by CTL and all powers of attorney granted by CIT that remain in effect, and those Persons authorized to act thereunder and (b) a true and complete list of all officers and directors of CIT and all officers and directors of CTL as of the date hereof. True, correct and complete copies of the Organizational Documents of CIT and the Organizational Documents of CTL have been made available to Buyers. The registered capital of CIT is USD 4,002,753.59. All of the registered capital of CIT has been contributed in full in accordance with the Laws of China and CIT’s Articles of Association. Camtek and CHKL respectivelyhold84.6917% and 15.3083% of the registered capital of CIT. Each of Sellers has full power, right and authority to sell and transfer all of its respective ownership of the equity interests in CIT hereunder to PCHK1 free and clear of any and all Encumbrances, and, except for itself, no person or entity has any legal or beneficial ownership of the equity interests it holds in CIT. Except for the transactions otherwise contemplated hereunder, there is no outstanding option, warrant or other right to purchase or subscribe to any of the equity interests in CIT, and no other contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance or disposition of any of the equity interests in CIT. Each of Sellers has obtained or acquired the equity interests it holds in CIT in full compliance with all applicable Laws. There are no plans to increase or decrease the registered capital of CIT, nor are there outstanding any securities or obligations which are convertible into or exchangeable for any interest in the registered capital of CIT.

(c)           The total capital of CTL is TWD 5,000,000. All of the total capital of CTL has been contributed and paid up in full in accordance with the Laws of Taiwan and CTL’s Articles of Association. As of the date of this Agreement, CHKL holds 99.9988% of the total capital of CTL. All the shareholders of CHKL are wholly owned by or Affiliates of Camtek. CHKL has full power, right and authority to sell and transfer all of its ownership of the equity interests in CTL hereunder to PCHK2 free and clear of any and all Encumbrances, and, except for itself and CTL's other shareholders, no person or entity has any legal or beneficial ownership of the equity interests it holds in CTL. Except for the transactions otherwise contemplated hereunder, there is no outstanding option, warrant or other right to purchase or subscribe to any of the equity interests in CTL, and no other contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance or disposition of any of the equity interests in CTL. CHKL has obtained or acquired the equity interests it holds in CTL in full compliance with all applicable Laws. There are no plans to increase or decrease the capital of CTL, nor are there outstanding any securities or obligations which are convertible into or exchangeable for any interest in the registered capital of CTL.

(d)           None of CIT and CTL is (or is taken to be under the applicable Law) insolvent or unable to pay its debts or has stopped or suspended the payment of all or a class of its debts. There are no facts, matters or circumstances which give any person the right to liquidate or wind up CIT or CTL, and no receiver or administrator has been appointed to CIT or CTL or over any part of the assets of CIT or CTL and no such appointment has been threatened.  And none of CIT and CTL has entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

4.2           Authority.  Each of the PCB Business Assets Sellers, CIT and CTL that is or will be a party to any of the Transaction Agreements has all requisite corporate power and authority to enter into and deliver the Transaction Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions.  The execution, delivery and performance by each of the PCB Business Assets Sellers, CIT and CTL of the Transaction Agreements to which it is or will be a party, and the consummation by it of the Transactions to which it is or will be a party, have been duly authorized by all necessary corporate action on its part prior to the Closing.  Assuming the due authorization, execution and delivery of the Transaction Agreements by Buyers, this Agreement constitutes, and each of the other Transaction Agreements (when so executed and delivered) will constitute, a legal, valid and binding obligation of the PCB Business Assets Sellers, enforceable against the PCB Business Assets Sellers in accordance with its terms, except in each case as such enforceability may be limited by the Laws affecting the enforcement of creditors’ rights generally or by general equitable principles (the “Bankruptcy Exception”).

4.3           No Violation; Third Party Consents.

(a)           Assuming that all consents, waivers, approvals, orders and authorizations set forth in Schedules 4.3(a) and 4.4 have been obtained and all registrations, qualifications, designations, declarations or filings with any Governmental Authority described in Section 4.4 have been made, the execution and delivery by each of PCB Business Assets Sellers, CIT and CTL of the Transaction Agreements to which it is or will be a party, the performance by it of its obligations hereunder and thereunder, and the consummation by it of the Transactions, will not conflict with or violate, result in a breach of, constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination or cancellation under, the terms and provisions of (a) its Organizational Documents, (b) any Material Contract or any material Contract to which any Seller is a party or bound, or (c) any applicable Law.

(b)           Except as provided for in Section 4.4 and except as provided in Schedule 4.3(b), no consent, approval, authorization, filing or qualification of any third party is required for the consumption by Sellers of the CIT Equity Transfer, the CTL Equity Transfer, the transfer of the Camtek IP Transferred to PCB Business, the granting license to CIT, PCHK2 and their Subsidiaries to use the Licensed Camtek TTL or the Camtek IP Licensed to PCB Business or the transfer of any other PCB Business Assets, which are contemplated by the Transaction Agreements.

4.4           Governmental Consents.  There is no consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of any Seller, CIT or CTL in connection with the execution and delivery by each of PCB Business Assets Sellers, CIT and CTL of the Transaction Agreements to which it is or will be a party, the performance by it of its obligations hereunder and thereunder, and the consummation by it of the Transactions, except (a) the consents, waivers, approvals, orders or authorizations, registrations, qualifications, designations, declarations or filings set forth in Schedule 4.4, and (b) where the failure to obtain such consent, waiver, approval, order or authorization, or to make such registration, qualification, designation, declaration or filing, would not have a Material Adverse Effect.

4.5           Financial Statements and Undisclosed Liabilities.

(a)           Schedule 4.5 (a) sets forth sets forth true, correct and complete copies of the following financial information: (i) the audited balance sheets of CIT as of December 31, 2014,December 31, 2015 and December 31, 2016 and the income statements, cash flow statement, statement of changes in equity of CIT for the years then ended (the “Audited CIT Financial Statements”); (ii) the unaudited balance sheet of CIT as of March 31, 2017 (the “Unaudited CIT Balance Sheet”) and the income statements of CIT for the period then ended (together with the Unaudited CIT Balance Sheet, the “Unaudited CIT Financial Statements” and, together with the Audited CIT Financial Statements, the “CIT Financial Statements”); and (iii) The audited combined financial statements of the PCB Business (carve out of certain operations of Camtek Ltd.) as of December 31, 2015 and as of December 31, 2016, and the audited combined statement of operations of the PCB Business for the year ended December31,2016 ( (the “ Carve Out Statement").

(b)           The CIT Financial Statements (including the notes thereto) were prepared in accordance with the Chinese GAAP applied consistently with past practices and present fairly, in all material respects, the consolidated financial position, statements of operation and cash flows of CIT at the respective date set forth therein and for the respective periods covered thereby, subject, in the case of the Unaudited CIT Financial Statements, to normal year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes. To the extent that the Carve Out Statement was prepared by KPMG in accordance with US GAAP, the accounting policies which are detailed in the Carve Out Statement, were applied consistently with past practices and present fairly, in all material respects, the consolidated combined financial position, statements of operation and cash flows of the PCB Business for the full year of 2016, which ended on December 31, 2016.

(c)           Schedule 4.5 (c) sets forth sets forth true, correct and complete copies of the Tax Returns of CTL for the year of 2014, 2015 and 2016, which were prepared in accordance with the requirements for Tax Returns in Taiwan ).

(d)           [Intentionally Omitted].

(e)           Each of CIT and CTL maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the applicable generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)            CIT has no Liability except for Liabilities (i) disclosed or reserved against in the Unaudited CIT Balance Sheet, or (ii) incurred since the date of the Unaudited CIT Balance Sheet (the “Unaudited CIT Balance Sheet Date”) in the ordinary course of business or under the PCB Business Contract (none of which results from or arises out of any breach of or default under any Contract, breach of warranty, tort, infringement or violation of law) and not in violation of the terms herein, or (iii) that, individually or in the aggregate, are not material to CIT.

(g)           CTL has no Liability except for Liabilities (i) disclosed or reserved against in the Unaudited CTL Balance Sheet, or (ii) incurred since the date of the Unaudited CTL Balance Sheet (the “Unaudited CTL Balance Sheet Date”) in the ordinary course of business or under the PCB Business Contract (none of which results from or arises out of any breach of or default under any Contract, breach of warranty, tort, infringement or violation of law) and not in violation of the terms herein, or (iii) that, individually or in the aggregate, are not material to the PCB Business.

4.6           Absence of Changes.

(a)           Since the Unaudited CIT Balance Sheet Date, with respect to CIT and the other PCB Business there has not occurred any event and no circumstances exist that, individually or in the aggregate, constitute or would reasonably be expected to result in a Material Adverse Effect.  Since the Unaudited CIT Balance Sheet Date, the business of CIT and the other PCB Business have been conducted in the ordinary course of business.  Since the Unaudited CIT Balance Sheet Date to the date hereof, CIT does not have taken any action that, if taken after the date hereof, would constitute a breach of Section 6.1.

(b)           Since the Unaudited CTL Balance Sheet Date, with respect to CTL, there has not occurred any event and no circumstances exist that, individually or in the aggregate, constitute or would reasonably be expected to result in a Material Adverse Effect.  Since the Unaudited CTL Balance Sheet Date, the business of CTL has been conducted in the ordinary course of business.  Since the Unaudited CTL Balance Sheet Date to the date hereof, CTL does not have taken any action that, if taken after the date hereof, would constitute a breach of Section 6.1.

4.7           Material Permits. Schedule 4.7 sets forth a true, correct and complete list of all material registrations, franchises, grants, authorizations, licenses, permits, certificates, approvals and orders of any Governmental Authority necessary for:(i) CIT to operate or conduct all its business as presently conducted by it and all the business within its business scope specified in its business certificate and to own and operate all the assets and equipment as presently owned or operated by it; (ii) CTL to operate or conduct all its business as presently conducted by it and all the business within its business scope specified in its business certificate and to own and operate all the assets and equipment as presently owned or operated by it; and (iii) each of PCB Business Assets Sellers to operate or conduct all its PCB Business as presently conducted by it and to own and operate all PCB Business Assets as presently owned or operated by it (collectively, the “Material Permits”).All Material Permits are validly held by the CIT, CTL and PCB Business Assets Sellers, as applicable, and CIT, CTL and PCB Business Assets Sellers are all in full compliance with the terms and conditions thereof.

4.8           Ownership of Tangible Property; Condition and Sufficiency of Assets.

(a)           CIT has good and valid title to all the assets reflected on the Unaudited CIT Balance Sheet or thereafter acquired, other than assets disposed of in the ordinary course of business since the Unaudited CIT Balance Sheet Date and not in violation hereof, in each case free and clear of all Encumbrances other than Permitted Encumbrances. CTL has good and valid title to all the assets reflected on the Unaudited CTL Balance Sheet or thereafter acquired, other than assets disposed of in the ordinary course of business since the Unaudited CTL Balance Sheet Date and not in violation hereof, in each case free and clear of all Encumbrances other than Permitted Encumbrances. Each of PCB Business Assets Sellers has good and valid title to all the tangible property and equipment owned by it and included in the PCB Business Assets and not in violation hereof, in each case free and clear of all Encumbrances other than Permitted Encumbrances. Except as disclosed in Schedule 4.8(a), each of the assets mentioned in this Section 4.8 (a), including CIT’s assets, CTL’s assets and all material equipment and tangible property included in the PCB Business Assets or held for PCB Business, whether owned or leased, taken as a whole, is in all material respects, in adequate operating condition (ordinary normal wear and tear excepted).

(b)           The PCB Business Assets together with the Camtek IP Licensed to PCB Business and the Licensed Camtek TTL to be licensed collectively constitute all of the assets necessary to operate the PCB Business by CIT, CTL, PCHK2 and their Subsidiaries in substantially the same manner as operated before the date hereof, except for (i) the Excluded Assets, (ii) assets and services as set forth in Schedule 4.8(b), (iii) the Non-Assignable Contracts.

(c)           Schedule 4.8 (c) sets forth a true, correct and complete list of all tangible properties, equipment, assets, machines and facilities owned or held by CIT and CTL for the PCB Business as of the date hereof.

(d)           Schedule 4.8 (d) sets forth a true, correct and complete list of all tangible properties, equipment, assets, machines and facilities owned or held by CIT for Semiconductor Business as of the date hereof (“CIT’s Semiconductor Business Assets”).

(e)           Schedule 4.8 (e) sets forth a true, correct and complete list of all tangible properties, equipment, assets, machines and facilities owned or held by CTL for Semiconductor Business as of the date hereof (“CTL’s Semiconductor Business Assets”).

(f)           Schedule 4.8 (f) sets forth a true, correct and complete list of all R&D Equipment and Spare Parts as of the date hereof. Each item of the R&D Equipment and Spare Parts has been well maintained, repaired, overhauled and serviced in good operating order, consistent with prudent industry practice and in compliance with all applicable Laws.

4.9           Contracts.

(a)           Except as set forth in Schedule 4.9 (a), none of CIT and CTL is a party to or bound by:

(i)             any Contract for the purchase or lease of materials, real property, supplies, goods, services, equipment or other assets that provides for either (x) annual payments by it of USD 100,000 or more or (y) aggregate payments by it of USD 100,000 or more;

(ii)            any sales, distribution or other similar Contract providing for the sale by it of materials, supplies, goods, services, equipment or other assets that provides for either (x) annual payments to it of USD 100,000 or more or (y) aggregate payments to it of USD 100,000 or more;

(iii)            any collective bargaining agreement or collective labor contract;

(iv)            any partnership, joint venture or other similar Contract;

(v)            any Contract relating to (x) the acquisition of any of its business or a substantial portion of the assets of its any business or (y) the disposition of all or a substantial portion of its assets (whether by merger, sale of equity interests, sale of capital stock, sale of assets or otherwise);

(vi)            any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), including any pledge, guarantee, security agreement, mortgage or similar Encumbrance;

(vii)          any material license, franchise or other Contract relating to Intellectual Property;

(viii)         any agency, distribution, dealer, sales representative, material marketing or other similar Contract;

(ix)            any Contract signed by it, as lessee, to lease any building or land use right, land or any other real property from lessor;

(x)             any Contract signed by it, on one hand, and any of Camtek and Camtek’s Affiliates (other than CIT and CTL), on the other hand;

(xi)            any Contract that restrains, restricts, limits or impedes its any ability to compete with or conduct any business in any way in any geographic area;

(xii)           any other Contract material to its business, financial position or condition or results of operations;

(xiii)          any Contract with its any directors, or CIT Key Management Personnel; or

(xiv)          any Contract which might be breached or terminated as a result of, and any Contract which might lead to any third party’s preemptive rights or other options resulting from, the change of the its shareholding structure or the change of its controller.

(b)           Each Contract required to be disclosed pursuant to Section 4.9 (a) (each, a “Material Contract”), is in full force and effect and is valid, enforceable and binding on the parties thereto in accordance with the respective terms thereof, except as enforceability may be limited by the Bankruptcy Exception. Except as set forth in Schedule 4.9 (b), none of CIT and CTL is, and, to Seller's Knowledge is not alleged to be, in violation or breach of, or default under, any such Material Contract and to Seller's Knowledge there does not exist any condition or event that, with the giving of notice, the lapse of time or both, would constitute a default by CIT or CTL under any Material Contract.  Sellers and CIT have delivered to Buyers true and complete copies of each of the Material Contracts.

(c)           Schedule 4.9 (c) sets forth a true, correct and complete list of all PCB Business Contracts which are made by Camtek or any of its subsidiaries (other than CIT and CTL) on or before the date hereof.  Sellers have delivered to Buyers true and complete copies of each of the foregoing PCB Business Contracts. Each of the PCB Business Contracts (including those made at the time between the date hereof and the Closing) is in full force and effect and is valid, enforceable and binding on the parties thereto in accordance with the respective terms thereof, except as enforceability may be limited by the Bankruptcy Exception. Except as set forth in Schedule 4.9 (c), Camtek (or its applicable subsidiary, as applicable) is not, and is not alleged to be, in violation or breach of, or default under, any PCB Business Contract (including those made at the time between the date hereof and the Closing) and, to Seller's Knowledge, there does not exist any condition or event that, with the giving of notice, the lapse of time or both, would constitute a default by Camtek (or its applicable Subsidiary, as applicable) under any PCB Business Contract.

(d)           Schedule 4.9 (d) sets forth a true, correct and complete list of all Contracts which are made by CIT on or before the date hereof exclusively or mainly for the operation of the Semiconductor Business which are not yet fully performed by the parties thereto (the “CIT Semiconductor Business Contracts”).

(e)           Schedule 4.9 (e) sets forth a true, correct and complete list of all Contracts which are made by CTL on or before the date hereof exclusively or mainly for the operation of the Semiconductor Business which are not yet fully performed by the parties thereto (the “CTL Semiconductor Business Contracts”).

4.10         Intellectual Property

(a)           Schedule 4.10(a) sets forth a true, correct and complete list of all Registered Intellectual Property (including Intellectual Property pending application) owned by any of CIT and CTL as of the date of this Agreement, including the name, the type, the subject, the country or jurisdiction where it is protected, the term and the owner of each item of such Intellectual Property. To the Knowledge of Sellers, except for explicitly otherwise stated in Schedule 4.10 (a), each item of the Intellectual Property that is listed in Schedule 4.10 (a): (i) has not been abandoned, canceled or declared invalid (excluding being rejected), (ii) upon registration, has been maintained effective by all requisite filings, registrations, renewals and payments, (iii) is, except if being rejected, subsisting and in full force and effect; (iv) is exclusively owned by CIT or CTL; and (v)is free and clear of any and all Encumbrance other than Permitted Encumbrance.

(b)           Except as set forth Schedule 4.10 (b), none of CIT and CTL has granted any license to any third party to use any of the Intellectual Property that is listed in Schedule 4.10 (a).

(c)           Schedule 4.10(c) sets forth a true, correct and complete list, as of the date of this Agreement, of all the Registered Intellectual Property (including Intellectual Property pending application) forming part of the Camtek IP Transferred to PCB Business, including the name, the type, the subject, the country or jurisdiction where it is protected, the term and the owner of each item of the Camtek IP Transferred to PCB Business. Except for explicitly otherwise stated in Schedule 4.10 (c),each item of the Camtek IP Transferred to PCB Business: (i) has not been abandoned, canceled or declared invalid(excluding being rejected), (ii) upon registration, has been maintained effective by all requisite filings, registrations, renewals and payments, (iii) is, except if being rejected, subsisting and in full force and effect; (iv) is exclusively owned by Camtek or any of its subsidiaries (other than CIT and CTL); and (v) subject to the obtainment, by Closing, of those consent listed in Schedule 4.10(c)(1), is free and clear of any and all Encumbrance other than Permitted Encumbrance.

(d)           Schedule 4.10 (d) sets forth a true, correct and complete list, as of the date hereof, of all the Registered Intellectual Property forming part of the Camtek IP Licensed to PCB Business, including the name, the type, the subject, the country or jurisdiction where it is protected, the term and the owner of each item of the Camtek IP Licensed to PCB Business. Except for explicitly otherwise stated in Schedule 4.10 (d),each item of the Camtek IP Licensed to PCB Business: (i) has not been abandoned, canceled or declared invalid, excluding being rejected (ii) has, upon registration, been maintained effective by all requisite filings, registrations, renewals and payments, (iii) is, except if being rejected subsisting and in full force and effect; (iv) is exclusively owned by Camtek or any of its subsidiaries (other than CIT and CTL); and (v) subject to the obtainment, by Closing, of those consent listed in Schedule 4.10(c)(1), is free and clear of any and all Encumbrance other than Permitted Encumbrance, and other than any Encumbrance that contains terms prohibiting the license of the IP  which will be waived prior to the Closing.

(e)           Schedule 4.10 (e) sets forth a true, correct and complete list, as of the date of this Agreement, of all Registered Intellectual Property (including Intellectual Property pending application) constituting the CIT IP Licensed to Semiconductor Business, including the name, the type, the subject, the country or jurisdiction where it is protected and the term of each item of the CIT IP Licensed to Semiconductor Business.

(f)           Schedule 4.10 (f) sets forth a true, correct and complete list, as of the date of this Agreement, of all Registered Intellectual Property (including Intellectual Property pending application) constituting the CIT IP Transferred to Semiconductor Business, including the name, the type, the subject, the country or jurisdiction where it is protected and the term of each item of the CIT IP Transferred to Semiconductor Business.

(g)           [intentionally omitted].

(h)           Neither the operation of any or all of its business by any of CIT and CTL, nor the operation of any or all of the PCB Business by any of PCB Business Assets Sellers prior to the Closing, nor the use of any Intellectual Property listed in Schedule 4.10 (a), Schedule 4.10 (c), or Schedule 4.10 (d), does to Seller's Knowledge, infringe, violate, or otherwise conflict with, any Intellectual Property or other right of any Person, and no claim is pending, or, to Seller's Knowledge, or threatened with respect to any infringement, violation or conflict resulting therefrom, except for infringement or conflict set forth in Schedule 4.10 (h).

(i)            Except as set forth in Schedule 4.10 (g), none of the Intellectual Properties listed in Schedule 4.10 (a), Schedule 4.10 (c), or Schedule 4.10 (d) is, to Seller's Knowledge, being infringed, violated or misappropriated by any Person, nor is such Intellectual Properties being used or available for use by any Person other than Camtek and its subsidiaries.

4.11         Labor Matters

(a)           Schedule 4.11(a) sets forth a true, correct and complete list of all employees (including place of services) who, as of the date hereof, are employed by CIT and CTL.

(b)           Schedule 4.11 (b) sets forth a true, correct and complete list of all key management personnel who, as of the date hereof, are employed by CIT or CTL to work exclusively for the operation of the PCB Business(the “CIT/CTL Key Management Personnel”) and a true, correct and complete list of all management personnel who, as of the date hereof(not necessarily as of Closing), are employed by Camtek or Camtek’s any subsidiary (other than CIT and CTL) to work exclusively for the operation of the PCB Business (the “Other Key Management Personnel”, and together with CIT/CTL Key Management Personnel, the “Key Management Personnel”). Each of Key Management Personnel is currently devoting all of his or her business time to the conduct of the PCB Business. To Seller's Knowledge, no such personnel is subject to any covenant restricting him/her from working for the entity of Buyers (including its Subsidiary) set up in the territory where such personnel’s employment place is. To Seller's Knowledge, no such personnel is currently working or plans to work for any other Person that competes with CIT or CTL, whether or not such individual is or will be compensated by such Person. No such personnel has given any notice to his or her current employer of an intent to terminate their employment with his or her current employer, nor does his or her current employer have a present intention to terminate the employment of any such individual or any group of employees.

(c)           Schedule 4.11 (c) sets forth a true, correct and complete list of all employees who, as of the date hereof, are employed by CIT to work exclusively for the operation of the Semiconductor Business (the “CIT Semiconductor Business Employees”) and a true, correct and complete list of all employees who, as of the date hereof, are employed by CTL to work exclusively for the operation of the Semiconductor Business (the “CTL Semiconductor Business Employees”).

(d)           Schedule 4.11 (d) sets forth a true, correct and complete list of all employees (including employing entity and place of services) who, as of the date hereof, are employed by Camtek or any of its subsidiary (other than CIT and CTL) to work exclusively for the operation of the PCB Business (the “Camtek PCB Business Employees”).

(e)           Except as set forth in Schedule 4.11(e), there is not any pending or threatened in written notice against the PCB Business, any material labor dispute, picketing, lockout, strike, work slow-down or stoppage, and the PCB Business have not experienced any such material labor dispute, picketing, lockout, strike, work slow-down or stoppage (“Material Labor Dispute”)within the twelve (12) months preceding the date of this Agreement, and, on the Closing Date there shall be no Material Labor Dispute. Notwithstanding the foregoing sentence in this Section 4.11(e) and the provisions of section 6.1(a)(viii) , if the representations and warranties concerning Material Labor Dispute which should have been true and correct on the Closing Date is untrue or incorrect on the Closing Date, in which case not as a result of breach by Sellers of their obligations under this Agreement but as a result caused due to any change in circumstances which takes place in the period between the date of this Agreement and the Closing Date, Sellers shall specify and describe such Material Labor Dispute in a written notice to Buyers and deliver such notice to Buyers before Buyers make the payment at the Closing, and, Buyers shall have the right to assess such disclosed Material Labor Dispute and, at Buyers’ sole discretion, decide whether or not to proceed to the Closing. If, following receipt of such notice, Buyers decide to proceed or not to proceed, to the Closing, Buyers shall not have any claims towards Sellers in connection with such disclosed Material Labor Dispute. Except as set forth in Schedule 4.11(e), each of CIT and CTL has complied in all material respects with all labor and employment laws and regulations, except as would not have a Material Adverse Effect.  Except as set forth in Schedule 4.11(e), there is not pending or threatened in written notice any Action or any order, decree or judgment relating to the employment of CIT’s employees, except as would not have a Material Adverse Effect.

(f)           (i) Except as set forth in Schedule 4.11(f), neither Camtek nor any of its subsidiary is a signatory or a party to, or otherwise bound by, any collective bargaining agreement which covers any of the Camtek PCB Business Employees, employees of CIT and employees of CTL, (ii) neither Camtek nor any of its subsidiary has agreed to recognize any union or other collective bargaining representative to represent any of the Camtek PCB Business Employees, employees of CIT and employees of CTL, (iii) no union or other collective bargaining representative has been certified as representing any of the Camtek PCB Business Employees, employees of CIT and employees of CTL, and (iv) there is no union organizing campaign threatened or being conducted, and none has been threatened or conducted within the twelve (12) month period preceding the date of this Agreement, to attempt to gain recognition or certification of any union or other collective bargaining representative to represent any of the Camtek PCB Business Employees, employees of CIT and employees of CTL.

(g)           To Seller's Knowledge, no current or former employee of CIT or CTL or of Camtek PCB Business Employees suffered or is suffering from any occupational disease.

4.12         Employee Benefit Plans.

(a)           Schedule 4.12 (a) sets forth a true, correct and complete a list of a true, correct and complete list of each equity-based incentive, severance, employment, change-in-control, fringe benefit, collective labor, bonus, incentive, deferred compensation, retiree welfare, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether formal or informal, oral or written, (i) under which any current employee, director, officer or consultant of any of CIT and CTL has any present or future right to benefits and which are contributed to, entered into, sponsored by or maintained by CIT or CTL, or (ii) under which CIT or CTL has had or has any present or future liability (actual, contingent or otherwise). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Benefit Plans.”

4.13         Taxes.

(a)           All Tax Returns required to be filed by, or with respect to, CIT or CTL have been filed on a timely basis in accordance with the applicable Laws.  All such Tax Returns are complete and accurate in all respects.  All material Taxes due and owing by or with respect to CIT and CTL have been paid in full or provision for the payment thereof have been made and reflected on CIT Financial Statements or CTL Financial Statements, respectively.  None of CIT and CTL is currently the beneficiary of any extension of time within which to file any Tax Return.

(b)           There are no pending (or, based on written notice, threatened) audits, assessments, investigations, disputes, claims or other actions for or relating to any Liability in respect of Taxes of CIT or CTL (“Tax Audits”). All the payable tax arising from any of the transactions or activities made by any of CIT and CTL on or before the Closing Date has not been, and will not be, readjusted or reassessed by the taxing authority. None of CIT and CTL will be required by the taxing authority to pay any additional Tax for any of the transactions or activities made by it on or before the Closing Date due to the assessment or adjustment of the taxing authority.

(c)           There are no Encumbrances for Taxes upon any PCB Business Assets or any property or asset of CIT or CTL (other than for current Taxes not yet due and payable.

(d)           Except as set forth in Schedule 4.13 (d), none of CIT and CTL has had or incurred any deferred tax liability.

(e)           All material Taxes required to have been withheld, collected, deposited and paid, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, by CIT or CTL or with respect to the PCB Business have been timely withheld, collected, deposited or paid.

(f)           Since the Unaudited CIT Balance Sheet Date, CIT has not incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.  Since the Unaudited CTL Balance Sheet Date, CTL has not incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice. There is no pending dispute with, or notice from, any taxing authority relating to any of the Tax Returns filed by CIT or CTL, and there is no proposed Liability for a deficiency in any Tax to be imposed on CIT or CTL.

(g)           Notwithstanding the foregoing provisions in Sections 4.13(b), 4.13(f) and Section 4.13 (c) , if any of the  representations and warranties contained in Sections 4.13(b), 4.13(f) and Section 4.13 (c) which should have been true and correct on the Closing Date is untrue or incorrect on the Closing Date, or if there is  any failure to comply with Sections 4.13(b), 4.13(f), and Section 4.13 (c) (collectively “Tax Deviation”), in both cases such Tax Deviation is not caused as a result of breach by Sellers of their obligations under this Agreement but caused due to any change in circumstances which takes place in the period between the date of this Agreement and the Closing Date, Sellers shall specify and describe such Tax Deviation(s) in a written notice to Buyers and deliver such notice to Buyers before Buyers make the payment at the Closing, and, Buyers shall have the right to assess such disclosed Tax Deviation and, at Buyers’ sole discretion, decide whether or not to proceed to the Closing.  If, following receipt of the Tax Deviation Notice, Buyers decide to proceed, or not to proceed, to the Closing, Buyers shall not have any claims towards Sellers in connection with such disclosed Tax Deviation(s).

4.14         Real Property. Neither CIT nor CTL has any ownership of any building or land, or any land use right.

4.15         Litigation; Governmental Orders.

(a)           Except as set forth in Schedules 4.15(a), (i) none of CIT and CTL is engaged in, or a party to, or, to the Knowledge of Sellers, threatened with, any Action that could reasonably be expected to result in damages in an amount in excess of USD 15,000 or otherwise interfere in any material respect with the conduct of its business as currently conducted and (ii) there are no outstanding orders, rulings, decrees, judgments, settlements, stipulations or similar agreements by, with or subject to any Governmental Entity (other than through general application) binding upon CIT or CTL (specifically, as opposed to any such order etc. that are of a general application nature) or any of their assets, properties or rights.

(b)           Except as set forth in Schedule 4.15(b), none of CIT and CTL is subject to or bound by any Governmental Order that would have a Material Adverse Effect.

4.16         Compliance with Laws.  Each of PCB Business Assets Sellers, CIT and CTL is in compliance, and has not received any written claim or notice from a Governmental Authority that it is not in compliance, with respect to the PCB Business, with each Law or Governmental Order applicable to it or the PCB Business. None of PCB Business Assets Sellers, CIT or CTL or any director, officer, employee, agent or representative of any PCB Business Assets Seller, CIT or CTL (in connection with the performance of their duties and responsibilities in relation to or on behalf of any PCB Business Assets Seller, CIT or CTL) has offered, authorized, made, paid or received (whether previously or agreed to do so in the future), directly or indirectly, any bribes, kickbacks or other similar payments or offers or transfers of value in connection with obtaining or retaining business or to secure an improper advantage to or from any Person in violation of any anti-Corruption and anti-Bribery Law. Notwithstanding the foregoing in this Section 4.16, if the representations and warranties above in this Section 4.16 which should have been true and correct on the Closing Date is untrue or incorrect on the Closing Date, in which case not as a result of breach by Sellers of their obligations under this Agreement but as a result caused due to any change in circumstances which takes place in the period between the date of this Agreement and the Closing Date, Sellers shall specify and describe such deviation in a written notice to Buyers and deliver such notice to Buyers before Buyers make the payment at the Closing, and, Buyers shall have the right to assess such disclosed deviation and, at Buyers’ sole discretion, decide whether or not to proceed to the Closing. If, following receipt of such notice, Buyers decide to proceed, or not to proceed to the Closing, Buyers shall not have any claims towards Sellers in connection with such disclosed deviation.

4.17         Environmental Matters.  Except as disclosed in Schedule 4.17:

(a)           each of the PCB Business Assets Sellers owns and operates the PCB Business in compliance with all applicable Environmental Laws. Each of CIT and CTL owns and operates all of its business in compliance with all applicable Environmental Laws

(b)           each of the PCB Business Assets Sellers holds and is in compliance with all Licenses required under applicable Environmental Laws to operate the PCB Business as presently conducted by it. Each of CIT and CTL holds and is in compliance with all Licenses required under applicable Environmental Laws to operate all of its business as presently conducted by it.

(c)           During the past eighteen (18) months, none of the PCB Business Assets Sellers, CIT and CTL has received any written notice of any Action by any Person or Governmental Authority alleging a violation of or Liability under any Environmental Law arising from or in connection with the operation of the PCB Business (in the case of any of CIT and CTL, any of its business) by the PCB Business Assets Sellers, CIT or CTL.

(d)           None of the PCB Business Assets Sellers, CIT and CTL has transported or arranged for the treatment, storage or disposal of any Hazardous Substances at or to any off site location in connection with the operation of the PCB Business (in the case of any of CIT or CTL, any of its business) that has resulted or could reasonably be expected to result in a Liability to any of the PCB Business Assets Sellers, CIT and CTL under applicable Environmental Laws.

4.18         Insurance. Each of the PCB Business Assets Sellers, CIT and CTL maintains insurance in respect of the PCB Business covering such risks, in such amounts, with such terms and with such insurers as it has determined are appropriate and consistent with industry practice.

4.19         Transactions with Affiliates.  Except (a) for any Transaction Agreements and (b) as set forth in Schedule 4.19, there are no Contracts or business arrangements between any PCB Business Assets Seller, on the one hand, and CIT or CTL, on the other hand, exclusively or mainly relating to the PCB Business that will remain effective with respect to the PCB Business after the Closing.

4.20         Brokers.  None of Sellers, CIT or CTL has engaged, or incurred any unpaid liability (for any brokerage fees, finders’ fees, commissions or otherwise) to, any broker, finder or agent in connection with the Transactions.

4.21         CIT’s Shenzhen Branch.  Except for its Shenzhen Branch, CIT does not have any subsidiary or branch. CTL does not have any subsidiary or branch. Any activity done, Contract signed, or measure taken by CIT’s Shenzhen Branch shall be deemed as activity done, Contract signed and measure taken by CIT for purpose of this Agreement.

4.22         Trade Receivables. All the trade receivables that are to be transferred to PCHK2 (or its designated Subsidiaries) and all the trade receivables that are to be shown on the Closing Statement (collectively the “Trade Receivables”) are arising from sales to customers under the PCB Business Contracts and are true and valid subject to provisions made for bad debts in the Closing Statement. Camtek or any of its affiliates/subsidiaries are the sole and legal and beneficial owner of each of the Trade Receivables and, subject, to the extent required under the agreements from which such Trade Receivables are originated, of consents which may be required, has full legal right to sell, transfer and assign such Trade Receivables.  Each of the Trade Receivables is based on an actual sale and delivery of goods and/or services actually rendered, has not been previously sold, assigned, transferred, or pledged, and is free and clear of any and all Encumbrances other than Permitted Encumbrances. To Seller's Knowledge, these Trade Receivables are not subject to any defenses, offsets, or counterclaims against any of the Trade Receivables, and no agreement has been made under which any of debtors of the Trade Receivables may claim any deduction or discount. To Seller's Knowledge, each debtor of the Trade Receivables is not insolvent, and no such debtor has filed or had filed against it a voluntary or involuntary petition for relief under the applicable bankruptcy Laws.  None of the debtors of the Trade Receivables has objected towards any of Sellers to the payment for, or the quality or the quantity of the subject matter of, any of the Trade Receivables. Each debtor of the Trade Receivables is liable for the amount of such Trade Receivables. Camtek confirms that all the Trade Receivables are collectible at the recorded amounts thereof (but (for clarity) not implying any warranty on actual collection unless this representation is breached).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYERS

Each of Buyers hereby jointly and severally represents and warrants to Sellers as of the date of this Agreement (in terms of PCHK1 and PCHK2, as of the Joinder Date), and as of the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct only as of such date):

5.1           Organization.  Each Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to conduct its business as presently conducted by it.

5.2           Authority.  Each of Buyers has all requisite power and authority to enter into and deliver this Agreement and the Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder, to consummate the Transactions. The execution and delivery by each of Buyers of this Agreement and the Transaction Agreements to which it is a party, the performance by each of Buyers of its obligations hereunder and thereunder, the consummation by each of Buyers of the Transactions, have been duly authorized by all necessary action on the part of Buyers.  Assuming the due authorization, execution and delivery of this Agreement and the Transaction Agreements by Sellers, this Agreement constitutes, and each of the Transaction Agreements to which each of Buyers is a party (when so executed and delivered) will constitute, a legal, valid and binding obligation of each of Buyers, enforceable against each of Buyers in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exception.

5.3           No Violation; Third Party Consents.

(a)           Assuming that all consents, waivers, approvals, orders and authorizations described in Section 5.4 have been obtained and all registrations, qualifications, designations, declarations or filings with any Governmental Authorities described in Section 5.4 have been made, the execution and delivery by each of Buyers of the Transaction Agreements to which it is a party, the performance by it of its obligations hereunder and thereunder, the consummation by it of the Transactions, will not conflict with or violate, result in a breach, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination or cancellation under, the terms or provisions of (a) its Organizational Documents, (b) any material Contract to which it is a party or is bound, or (c) any applicable Law.

5.4           Governmental Consents.  No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of Buyers in connection with the execution and delivery by each of Buyers of the Transaction Agreements to which it is or will be a party, the performance by each of Buyers of its obligations hereunder and thereunder, the consummation by each of Buyers of the Transactions, except for all Governmental Consents specified in this Agreement (including Disclosure Schedules) with respect to the arrangement under Section 6.6 (a) and Section 6.6 (b), the CIT Equity Transfer, the CTL Equity Transfer.

5.5           Brokers.  None of Buyers has engaged, or incurred any unpaid liability (for any brokerage fees, finders’ fees, commissions or otherwise) to, any broker, finder or agent in connection with the Transactions.

5.6           Independent Investigation.

Without derogating in any way from the representations and warranties made by Sellers under Article IV above, Buyers acknowledges and agrees that, other than as set forth in this Agreement, none of Sellers nor any of their Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied.

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1           Conduct of Business.

(a)           From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, other than as contemplated by this Agreement and the Transaction Agreements, Sellers shall cause each of PCB Business Assets Sellers to operate the PCB Business and cause each of CIT and CTL to operate its business in the ordinary course of business and in material compliance with all applicable Laws and use all reasonable commercial efforts to: keep intact the PCB Business, CIT’s business and CTL’s business, keep available the services of their current employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal to the end that their respective businesses shall be unimpaired at the Closing. Other than as contemplated by this Agreement and the Transaction Agreements, Sellers shall not, and shall ensure each of CIT and CTL not to, knowingly take any action that would, or that would reasonably be expected to, result in any of the conditions set forth in ARTICLE VIII not being satisfied. In addition (and without limiting the generality of the foregoing), and other than as expressly contemplated by this Agreement and the Transaction Agreements, Sellers shall ensure that none of CIT, CTL and the PCB Business Assets Sellers (in the case of the PCB Business Assets Sellers, only with respect to the PCB Business) will do any of the following without the prior written consent of Buyers:

(i)             enter into, terminate (other than at the expiration of their respective terms), modify or amend in any material respect, or waive any material provision of, any Material Contract, other than in the ordinary course of business;

(ii)            in the case of CIT or CTL, make any change in any method of accounting or accounting practice utilized exclusively in the preparation of the financial statements, except for any such change required by changes in laws, regulations or the applicable generally accepted accounting principles;

(iii)            amend the Articles of Association or by-laws (or comparable documents) of CIT or CTL;

(iv)           declare or pay any dividend or make any other distribution to the shareholders of CIT or CTL;

(v)            increase or decrease the registered capital of CIT or CTL;

(vi)            incorporate or create any subsidiary of CIT or CTL, enter into any joint venture or partnership with any other Person or acquire the securities of, or invest in, any other Person;

(vii)          make, accrue or become liable for any bonus, profit sharing, deferred compensation or incentive payment, except for accruals under existing plans, if any, to any of its officers, directors or employees) and except as set forth in Schedule 6.1(a)(vii), in which Buyer and Sellers have agreed on certain bonuses to be split between them and paid based in Schedule 6.1(a)(vii);

(viii)         increase the rate of compensation or benefits of, or pay or agree to pay any benefit to (including, but not limited to, severance or termination pay), present or former managers, directors, officers or employees, other than increases in annual base salary to non-management level employees in the ordinary course of business (with the aggregate annual amount of all such increases not to exceed CNY 200,000, or negotiate or enter into any collective bargaining agreement, or make any commitment with respect to collective bargaining or recognition of any labor organization or bargaining unit or hire or terminate the employment of any executive officer or management-level employee (other than termination due to employee neglect or misconduct) or grant to any executive officer any increase in compensation or benefits or change the terms of their employment except as set forth in Schedule 6.1(a)(viii) and 6.1(a)(vii);

(ix)            create, incur or assume any indebtedness not in the ordinary course of business (including obligations in respect of capital leases) or guarantee any such indebtedness;

(x)             permit, allow or suffer any of its assets to become subjected to any and all Encumbrance, other than Permitted Encumbrance;

(xi)            cancel any Liability owed or owing to it or settle, compromise, discharge, waive, release or assign any material claim, right or Action not in the ordinary course of business;

(xii)           make any payments or disbursements to creditors (other than in the normal course of business);

(xiii)          prepare or file any Tax Return of CIT or CTL inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method or period that is inconsistent with positions taken, elections made or methods or periods used in preparing or filing similar Tax Returns in prior periods (including positions, elections, methods or periods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date), file any amended Tax Return of CIT or CTL, extend any limitation period applicable to a Tax liability, or take other similar actions relating to Taxes;

(xiv)          pledge or encumber, sell, assign, lease, license, abandon, dedicate to the public, permit to lapse, dispose of or otherwise transfer any of its assets (including Intellectual Property), except inventory sold in the ordinary course of business or assets that individually or in the aggregate are not material;

(xv)           commence or threaten to commence Action;

(xvi)          other than in the ordinary course of business, sell, lease or dispose of or agree to sell, lease or dispose of any of the material PCB Business Assets unless replaced with similar items of substantially equal or greater value and utility, or create, assume or permit to exist any Encumbrances upon the PCB Business Assets, except for Permitted Encumbrances;

(xvii)         acquire or purchase any material assets that would be PCB Business Assets except (x) pursuant to existing Contracts or commitments or (y) in the ordinary course of business; or

(xviii)        enter into any binding agreement to do any of the foregoing.

(b)           Subject to the limitation under the applicable Laws, before the Closing, Sellers shall make reasonable best efforts to manage the relevant levels of cash, debt and working capital of the PCB Business such that: (i) the PCAA will be smaller than USD 2 million; and (ii) such levels can ensure normal operations of the PCB Business.

6.2           Notice of Certain Events. Each of Sellers shall promptly notify each of Buyers in writing of (a) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could (i) result in any material breach of a representation or warranty or covenant of such Seller in this Agreement, or (ii) have the effect of making any representation or warranty of such Seller untrue or incorrect in any material respect and (b) all other developments which Sellers shall deem as materially affecting the assets, Liabilities, Business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of CIT; provided, however, that subject to the last paragraph of Section 3.2 and the last paragraph of Section 3.4 above, Sellers acknowledge that no such notice to any Buyer or any information provided in connection therewith (i) will be deemed to cure any breach of or otherwise modify or qualify any representation, warranty, or covenant contained herein, or to satisfy any condition contained herein, or (ii) will constitute a waiver by any Buyer of any rights it may have under this Agreement, or otherwise adversely affect any such rights.

6.3           Monthly Management Reports. From the date of this Agreement until the Closing Date, Sellers shall (a) deliver to Buyers, no later than fifteen (15) days after the end of each month, a monthly business update with respect to significant purchase orders made, potential significant business in the pipeline, headcount of employees, and significant events and developments, all only with respect to the PCB Business unit, (the “Monthly Management Reports”), (b) procure that management of CIT be available to meet with persons designated by Buyers on a monthly basis to review the Monthly Management Reports and the operations of CIT and the PCB Business for the relevant month and (c) procure the senior management of CTL be available to meet with persons designated by Buyers on a quarterly basis to review the relevant Monthly Management Reports and the operations of CTL and the PCB Business for the relevant quarter.

6.4           Execution of Other Transaction Agreements.

(a)           The Parties agree that, after PCHK1 has been incorporated or designated by Trophy, Sellers and PCHK1 shall, as soon as practical, enter into a separate equity interests transfer agreement in an English version and in a Chinese version, the form of the English version is attached hereto as Exhibit 6.4(a) (the “CIT Equity Interests Transfer Agreement”) to effect the CIT Equity Transfer. After the execution of the CIT Equity Interests Transfer Agreement but in accordance to the timeline set forth in sections 3.2 to 3.5 inclusive, Sellers shall, and shall cause CIT to, sign all necessary legal documents and take all necessary measures required for filing of the CIT Equity Transfer with the Commerce Authority and registering the CIT Equity Transfer with the Company Registrar, and complete the CIT Equity Transfer. Buyers shall sign all necessary legal documents and take all necessary measures required for the foregoing filing and registering. Camtek shall cause the following Seller’s representatives to resign as the directors and/or officer of CIT as of the Closing Date. At the Closing, Buyers shall have the right to appoint new members to CIT’s board of director and appoint a new director to CIT who shall be the legal representative of CIT and appoint a new person in charge of CIT’s Shenzhen Branch. In accordance to the timeline set forth in sections 3.2 to 3.5 inclusive, CIT shall apply for an altered business license representing the foregoing change of CIT’s legal representative, and CIT’s Shenzhen Branch shall apply for an altered business license representing the foregoing change of the person in charge of CIT’s Shenzhen Branch.

(b)           From the Closing, CIT, PCHK2 and their Subsidiaries may continue to use their current Chinese corporate name “康代”, but shall remove “Camtek” from CIT and CTL’s English corporate name.

(c)           The Parties agree that, after PCHK2 has been incorporated or designated by Trophy, Camtek and PCHK2 shall, as soon as practical, enter into an Assets Transfer Framework Agreement, in the form attached hereto as Exhibit 6.4(c) (the “Assets Transfer Framework Agreement”) for, including but not limited to: (i), the transfer of Camtek IP Transferred to PCB Business; (ii) the license of Camtek IP Licensed to PCB Business; (iii) the license of Licensed Camtek TTL; (iv) the transfer of the R&D Equipment and Spare Parts ; (v) the transfer of CIT Semiconductor Business Assets; and (vi) the transfer of CTL Semiconductor Business Assets.

(d)           The Parties agree that before the Pre-Closing Date, Camtek, PCHK2 and CIT shall enter into an Intellectual Property Transfer and License Agreement, in the form attached hereto as Exhibit 6.4(d) (the “Intellectual Property Transfer and License Agreement”), in accordance with the terms and conditions thereof, to: (i) transfer, at Closing, Camtek IP Transferred to PCB Business, from Camtek to CIT, (ii) transfer, at Closing, CIT IP Transferred to Semiconductor Business from CIT to Camtek, (iii) grant, at Closing, a perpetual and royalty free license by Camtek to CIT, PCHK2 and their Subsidiaries to use the Camtek IP Licensed to PCB Business exclusively (even as to Camtek) in the PCB Business field in the Territory, and (iv) grant, at Closing,  a license to Camtek to use the CIT IP Licensed to Semiconductor Business: (a) exclusively (even as to CIT) in the Semiconductor Business field in the Territory, and (b) non-exclusively in all fields other than the PCB Business field and the Semiconductor Business field  in the Territory.

(e)           The Parties agree that before the Pre-Closing date, Camtek, PCHK2 and CIT shall enter into the Camtek Trademark and Tradename Transfer and License Agreement, in the form attached hereto as Exhibit 6.4(e) (the “Camtek Trademark and Tradename Transfer and License Agreement”) to grant, at Closing, a royalty free license by Camtek to CIT, PCHK2 and their Subsidiaries to use the Licensed Camtek TTL under the terms described therein.

(f)           The Parties agree that on the date hereof, CHKL and/or any of CTL's other 7 shareholders and PCHK2 shall enter into a separate equity interests transfer agreement, the form to be discussed and agreed in good faith by Both Sellers and Buyers (the “CTL Equity Interests Transfer Agreement”) to effect the transfer of all the equity interests held by CHKL (and other shareholders of CTL, if any) in CTL to PCHK2 (“CTL Equity Transfer”). The price for the CTL Equity Transfer, which is to be specified in the CTL Equity Interests Transfer Agreement, shall be based on common practiced methods for valuation of equity transfers. After the execution of the CTL Equity Interests Transfer Agreement, but in accordance to the timeline set forth in sections 3.2 to 3.5 inclusive, Sellers shall, and shall cause CTL to, sign all necessary legal documents and take all reasonably necessary measures required for effecting the CTL Equity Transfer so that PCHK2 becomes the sole and registered shareholder of CTL at the Closing. Camtek shall cause the following Seller’s representatives to resign as the directors and/or officer of CTL at the Closing. Sellers will make reasonable commercial efforts to complete the CTL Reorganization on time, however, notwithstanding the above and anything herein to the contrary, if the CTL Reorganization is not completed in time, PCHK2 and CHKL shall enter into the CTL Equity Interests Transfer Agreement firstly for the transfer of CHKL’s CTL Equity Interests. Then Sellers shall cause all the remaining equity interests in CTL to be transferred to PCHK2 as soon as practical. If, nevertheless, such remaining equity interest of CTL cannot be transferred after devoting reasonable commercial efforts, the Parties shall jointly find a suitable solution addressing the issue.

(g)           The Parties agree that before the Pre-Closing Date, Camtek and PCHK2 shall enter into a transitional services agreement, in the form to be discussed and agreed in good faith by Both Sellers and Buyers (the “Transitional Services Agreement”) for the provision of transitional services to CIT, PCHK2 and their Subsidiaries.

(h)           The Parties agree that, after Camtek’s New Entity is incorporated, CIT shall enter into with Camtek’s New Entity, Camtek shall cause Camtek’s New Entity to enter into with CIT, as soon as practical, an assets transfer agreement, in the form to be discussed and agreed in good faith by Both Sellers and Buyers (the “CIT Semiconductor Business Assets Transfer Agreement”) for the transfer and assignment at Closing of the CIT’s Semiconductor Business Assets, from CIT to Camtek’s New Entity.

(i)            The Parties agree that, after Camtek’s TW NewCo is incorporated, CTL shall enter into with Camtek’s TW NewCo, Camtek shall cause Camtek’s TW NewCo to enter into with CTL, as soon as practical, an assets transfer agreement, in the form to be discussed and agreed in good faith by Both Sellers and Buyers (the “CTL Semiconductor Business Assets Transfer Agreement”) for the transfer and assignment at Closing of the CTL’s Semiconductor Business Assets, from CTL to Camtek’s TW NewCo.

(j)            The completion of the Transaction Documents other than the Completed Documents as defined below, will be agreed by the Parties promptly hereafter, but not later than the Pre-Closing, and the Parties undertake to exercise all reasonable commercial efforts in order to agree and complete these documents as soon as possible.  Upon completion, all such documents shall be attached to this Agreement or the relevant Transaction Agreement and constitute an integral part hereof. The “Completed Documents” are:  this Master Purchase Agreement, the Intellectual Property Transfer and License Agreement, The CIT Equity Interest Transfer Agreement, the Assets Transfer Framework Agreement,  Camtek Trademarks and Tradenames Transfer and License Agreement, and the following Exhibits and Schedules: Exhibit 2.5.(c) (an example for the calculation of the PCAA), Opinion of Counsel Exhibit 8.9, the Disclosure Schedules to this Agreement, Schedule A to the Transitional Services Agreement (including B to Schedule A which includes the subcontractors’ list), an Arrangement Regarding SAP System, and the Exit Bonus Split Arrangement (i.e. Schedule 6.1(a)(vii)).

(k)           The definitions in all the other Transaction Agreements will be adjusted by the Parties promptly after the date hereof and prior to the Pre-Closing, if necessary, in order to conform with the Definitions agreed by the Parties in this Master Purchase Agreement.

6.5           Transfer of Employment.

(a)           Sellers acknowledge and understand that it is Buyers’ aim and intention to have Key Management Personnel to continue to work for the PCB Business for a period of not less than three (3) years after the Closing.

(b)           Sellers acknowledge and understand that it is Buyers’ aim and intention to have all employees of Camtek or its subsidiaries who work in the PCB Business as detailed in Schedule 6.5 (b) (and if there is no such schedule, then those who work exclusively in the PCB Business), ("PCB Business Employees") to continue to work for CIT, PCHK2 or their Subsidiaries, as applicable, for the PCB Business as of the day immediately following the Closing Date.

(c)           The Parties agree that, as of the day immediately following the Closing, the PCB Business Employees shall:

(i)              If they were employees of CIT or CTL before the Closing, then, subject to their consent, they will continue to be employed by CIT or CTL, as applicable; and

(ii)             If they are the Camtek PCB Business Employees, then, the following provisions shall apply:

1.        Prior to the Closing, PCHK2, or any of its applicable Subsidiaries in the relevant territories, shall make offers of employment, contingent on the Closing, to each of the Camtek PCB Business Employees, which offers shall provide for salary or wage and benefit levels that are no less favorable to each of the Camtek PCB Business Employees in the aggregate, to the Camtek PCB Business Employees, as the terms and conditions of employment of such employees as of the date hereof. It is clarified that non-acceptance of such offers by any Camtek PCB Business Employees shall not constitute a breach of this Agreement by Sellers

2.        Subject to the consent of each such employee to the aforesaid offer made to him by PCHK2 or any of its applicable Subsidiaries, such employee shall begin to work for the applicable entity that made such offer, immediately as of the date following the Closing date, in either one of the two following ways, on which Seller shall decide and inform Buyers prior to Closing:

(1)	Termination by consent of their employment with the entity of Sellers, and re-hiring by the entity of Buyers; or

(2)	Transfer of their employment from the entity of Sellers, to the entity of Buyers with their past benefits and seniority (if possible under applicable law).

3.        Such termination and re-hiring, or transfer of employment, shall be performed in accordance with the following principles:

(1)	It will be performed subject to the applicable Laws of territory involved;

(2)
The Parties will cooperate in good faith to facilitate such process and perform/sign (as applicable) all reasonable actions/documentation required to consummate it, including, vis-à-vis the employees and/or authorities.

(d)           The provisions of section 6.5(c)(ii) shall apply, subject to applicable changes, with respect to the employment of the CIT Semiconductor Business Employees by Camtek’s New Entity and the employment of CTL Semiconductor Business Employees by Camtek’s TW NewCo, meaning that they will be either transferred to Camtek New Entity/ Camtek’s TW NewCo (as applicable) or that their employment with CIT/CTL will be terminated and they will be re-hired by Camtek New Entity/ Camtek’s TW NewCo (as applicable), as per Sellers' discretion.

(e)           Each of the previous employers of employees whose employment has been changed as forth in Section 6.5 (c) or Section 6.5 (d), shall be responsible towards the other Party for any damages, costs, and/or expenses caused to the new employer in relation to any demand, claim or proceeding filed by any of the transferred/terminated and re-hired employees, where the cause of action originates from any debt due to such an employee prior to the Closing Date. To the extent any such a demand or claim is presented, the other Party will notify the responsible Party of same as soon as possible, and the responsible Party shall be entitled, at its cost and expense, to assume the defense against such a demand/claim and the other Party shall not settle or compromise without the responsible Party’s consent.

(f)           If any Camtek PCB Business Employee does not accept PCHK2’s offer of employment, Camtek shall, be responsible to settle any employment-related dispute (if any) between it and such employee.

6.6           Non-Compete and Non-Solicitation.

(a)           To the greatest extent not prohibited by the applicable Laws, Camtek covenant and agree that, for a period of 48 months after the Closing, none of Camtek, or any of its Affiliates (excluding Priortech Ltd., PCB Technologies Ltd. and their Subsidiaries) will directly or indirectly own, manage, control, invest in or participate in the ownership, management or control of any PCB Business (including bare IC substrate inspection and metrology business) in the Territory.

(b)           To the greatest extent not prohibited by the applicable Laws, Buyers covenant and agree that, for a period of 48 months after the Closing, none of Buyers, CTL and CIT, any Subsidiary (including any portfolio company) thereof, or the entity to which the PCB Business Assets would be transferred to, or any Affiliate thereof, will directly or indirectly own, manage, control, invest in or participate in the ownership, management or control of any (i) Semiconductor Business; and/or (ii) solder mask inkjet printing business for the PCB industry, in the Territory.

(c)           Camtek covenants and agrees that, except for the Transaction and arrangement contemplated hereunder, for a period of 48 months after the Closing, it will not, and shall cause its Affiliates (excluding Priortech Ltd., PCB Technologies Ltd. and their Subsidiaries) not to, directly or indirectly, (i) employ or attempt to employ or solicit for employment any member of Key Management Personnel or (ii) entice, induce or attempt to influence any member of the CIT’s management team to terminate his or her employment with CIT or the entities incorporated or designated by CIT.

(d)           Buyers covenants and agrees that, except for the Transaction and arrangement contemplated hereunder, for a period of 48 months after the Closing, it will not, and shall cause its Affiliates not to, directly or indirectly, (i) employ or attempt to employ or solicit for employment any member of Camtek’s key management team or (ii) entice, induce or attempt to influence any member of Camtek’s management team to terminate his or her employment with Camtek or the entities established or controlled by Camtek.

6.7           Incorporation of Subsidiaries.

(a)           After the execution of this Agreement, Trophy shall cause PCHK2 (after PCHK2 has been established) to start to incorporate its Subsidiaries in the State of Israel, Hong Kong, USA and other territory as PCHK2 decides. Notwithstanding anything herein or the in the other Transaction Agreements, Buyers shall be responsible for the fulfillment by Buyers' Subsidiaries of the terms of the Transaction Agreements which refers to Buyers' Subsidiaries

(b)           After the execution of this Agreement, Camtek shall start to incorporate the Camtek’s New Entity in China and Camtek’s TW NewCo in Taiwan as soon as practical. Notwithstanding anything herein or the in the other Transaction Agreements, Sellers shall be responsible for the fulfillment by Sellers' Subsidiaries of the terms of the Transaction Agreements which refers to Sellers' Subsidiaries.

6.8           CTL Reorganization.

After the execution of this Agreement, Sellers shall make reasonable commercial efforts to cause CTL and all its shareholders, as soon as practical but not later than  August 15, 2017, to perform and complete the following reorganization of CTL: each of the shareholders of CTL, other than CHKL, shall sell, transfer and assign transfer all the equity interests held by it in CTL so that, upon completion of such equity interests transfer, CHKL will be the sole shareholder of CTL and own 100% of equity interests in CTL (“CTL Reorganization”).

6.9           Israeli Antitrust Approval.

After the execution of this Agreement, Sellers and Buyers shall, Sellers shall provide reasonable assistance to Buyers and CIT to, apply to the antitrust authority in Israel for its approval of the arrangement under Section 6.6 (a) and Section 6.6 (b) as soon as practical in accordance with the Competition Law of Israel. In addition, Sellers and Buyers shall jointly asses and decide, as soon as practicable following execution hereof, the need to apply, under applicable territorial Laws, for the approval of any other Governmental Authority in the Territory concerning Competition Law, and, if it is required, shall cooperate in order to obtain such (and its obtainment shall be a condition to both Pre-Closing and Closing).

6.10         IT SAP System Transition.

By the Closing Date, Sellers shall deliver to Buyers a copy of the latest SAP system used for the PCB Business, including any relevant program and database.  The Parties may cooperate to clean and delete the information about Sellers which both Parties deem inappropriate to be contained in the copy.  Following the Transaction contemplated in this Agreement is consummated; CIT, PCHK2 and their Subsidiaries are entitled to continue using the copy of the SAP system for 6 months after the Closing Date and will develop a separate new system for their business operation.  Sellers shall designate specific people to work with CIT, CTL and Buyers in order to facilitate the SAP system transition. Details regarding the arrangement described in this section 6.10, including payments therefor to be made by CIT, PCHK2 and their Subsidiaries, are in Exhibit 6.10.

6.11         Joining this Agreement by PCHK1 and PCHK2.

After this Agreement has been duly executed by Sellers and Trophy (and in any event before the Pre-Closing), Trophy shall cause PCHK1 and PCHK2 to sign on the signature page of this Agreement as soon as practical following PCHK 1 and PCHK2 have been duly incorporated. The Parties agree that, upon the signing by PCHK1 and PCHK2, PCHK 1 and PCHK 2 shall respectively be deemed to have become a party to this Agreement as a “Buyer” and shall have all relevant rights and obligations of a “Buyer” under this Agreement as if it had executed this Agreement on the date hereof.

ARTICLE VII
CONDITIONS TO SELLERS’ OBLIGATION AT CLOSING

The obligations of Sellers to consummate the Transactions as contemplated under this Agreement at the Closing are subject to the fulfillment or Sellers’ written waiver on or before the Closing of each of the following conditions:

7.1           Representations and Warranties.  The representations and warranties of Buyers contained in ARTICLE V shall be true and correct on and as of the date of this Agreement (in terms of PCHK1 and PCHK2, as of the Joinder Date) and on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such date).

7.2           Performance.  Each of Buyers shall have performed and complied in all material respects with all covenants and agreements contained in ARTICLE VI that are required to be performed or complied with by it on or prior to the Closing Date, including that each of Buyers shall have executed the Transaction Agreements to which it is a party in accordance with Section 6.4 and deliver such Transaction Agreements it executed to Camtek.

7.3           Authorizations.  All Consents (without terms or conditions which create commercially unreasonable burdensome to Sellers) of any competent Governmental Authority or of any other Person that are required to be obtained by either Party in connection with the Transactions contemplated by this Agreement and the other Transaction Agreements shall have been duly obtained and effective as of the Closing, and evidence thereof shall have been delivered to Sellers.

7.4           Transaction Agreements.  Each of Buyers shall have executed the Transaction Agreements to which it is a party in accordance with Section 6.4 and deliver such Transaction Agreements it executed to Camtek.

7.5           No Orders.  No injunction or Order of any Governmental Authority shall be in effect as of the Closing that enjoins, prevents or prohibits the consummation of any of the Transactions.

7.6           Closing Certificate. Trophy shall have delivered to each Seller a certificate dated as of the Closing Date validly executed by Buyers representing that the conditions set forth in this ARTICLE VII have been satisfied in full (unless otherwise waived in accordance with the terms hereof).

7.7           Opinions of Counsel. Sellers shall have received from a law firm practicing the laws of British Virgin Islands (“BVI”) a legal opinion in respect of the following matters: (i) Trophy is validly existing under the BVI laws; (ii) the necessary corporate action has been taken to authorize the execution of this Agreement by or on behalf of Trophy; and (iii) this Agreement does not violate the laws of British Virgin Islands.

ARTICLE VIII
CONDITIONS TO BUYERS’ OBLIGATION AT CLOSING

The obligations of Buyers to consummate the Transactions as contemplated under this Agreement at the Closing are subject to the fulfillment or Buyers’ written waiver on or before the Closing of each of the following conditions:

8.1           Representations and Warranties.  The representations and warranties of Sellers contained in ARTICLE IV shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such date).

8.2           Performance.  Each Seller shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by such Seller on or prior to the Closing Date, including the delivery of the Monthly Management Reports by Sellers pursuant to Section 6.3, the filing of Tax Returns by Sellers, CIT and CTL pursuant to this Agreement and China’s Tax Law, and that each of Sellers shall have executed the Transaction Agreements to which it is a party in accordance with Section 6.4 and deliver such Transaction Agreements it executed to Trophy.

8.3           Authorization.  All Consents (without terms or conditions which create commercially unreasonable burdensome to Buyers and CIT) of any competent Governmental Authority or of any other Person that are required to be obtained by either Party in connection with the Transactions contemplated by this Agreement and the other Transaction Agreements shall have been duly obtained and effective as of the Closing, and evidence thereof shall have been delivered to Buyers.

8.4           No Orders.  No injunction or Order of any Governmental Authority shall be in effect as of the Closing that enjoins, prevents or prohibits the consummation of any of the Transactions.

8.5           Equity Transfer.  The CIT Equity Interests Transfer Agreement has been duly executed by Sellers and PCHK1 in accordance with Section 6.4 (a). The CIT Equity Transfer has been properly filed with Commerce Authority and has been properly registered with Company Registrar, and PCHK1 has been registered as the sole shareholder of CIT. The CTL Equity Interests Transfer Agreement has been duly executed by CHKL and PCHK2. All the Governmental Consents required to effect the CTL Equity Transfer in accordance with the applicable Laws have been properly obtained, and PCHK2 owns all the authorized shares of CTL and is the sole and registered shareholder of CTL.

8.6           Transaction Agreements.  Each of Sellers shall, and shall cause each of the PCB Business Asset Sellers to, have executed the Transaction Agreements to which it is a party in accordance with Section 6.4 and deliver such Transaction Agreements it executed to Buyers.

8.7           No Material Adverse Effect.  There shall have been no Material Adverse Effect since the date of this Agreement. Sellers shall provide Sellers' Closing Certificate.

8.8           Closing Certificate.  Sellers shall have delivered to each Buyer a certificate dated as of the Closing Date validly executed by both Sellers representing that the conditions set forth in this ARTICLE VIII have been satisfied in full (unless otherwise waived in accordance with the terms hereof).

8.9           Opinions of Counsel. Buyers shall have received from Shibolet& Co Law Firm , Israel counsel for Sellers ("Shibolet"), an opinion, dated as of the Closing, in the form attached hereto as Exhibit 8.9.

8.10         Key Management Personnel.  Before the Pre-Closing, at least 12 out of the 14 Key Management Personnel shall have entered into, with CIT, or CTL,PCHK2 or their Subsidiary (as applicable in accordance with the place where such employee is based), a definitive employment agreement, being conditional on the Closing and becoming effective from day immediately following the Closing Date, providing, inter alia, for terms acceptable to both Sellers and Buyers regarding employment of such personnel and non-competition and non-solicitation covenants by such personnel.

ARTICLE IX
SURVIVAL; INDEMNIFICATION

9.1           Indemnification

(a)           Following the Closing Date and subject to the terms and conditions of this ARTICLE IX, Sellers shall, jointly and severally, indemnify and hold harmless each Buyer and its Affiliates (including CIT and CTL), officers, directors, employees, agents, successors and assigns (each an “Buyer Indemnified Party”) from and against any and all Damages incurred by any of the Buyer Indemnified Parties, arising out of or resulting from (i) the breach of or inaccuracy in any representation or warranty made by any Seller contained in this Agreement or any inaccuracy in the certificate delivered pursuant to Section 8.8 or (ii) the breach of any covenant or agreement by any Seller contained in this Agreement.

(b)           Following the Closing Date and subject to the terms and conditions of this ARTICLE IX, each Buyer shall, severally and not jointly, indemnify and hold harmless each Seller and its Affiliates (excluding CIT and CTL),officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) from and against any and all Damages incurred by any of the Seller Indemnified Parties, arising out of or resulting from (i) the breach of or inaccuracy in any representation or warranty made by such Buyer contained in this Agreement or any inaccuracy in the certificate delivered pursuant to Section 7.6 or (ii) the breach of any covenant or agreement by such Buyer contained in this Agreement.

(c)           If this Agreement is terminated in accordance with Section 10.1 (b), Section 10.1 (c) or Section 10.1 (d),the Party whose breach or failure to perform any of the representations, warranties, covenants or agreements contained in this Agreement caused such termination (“Breaching Party”) shall pay a compensation in the total amount of USD 500,000 (i) to Buyers Account, if the Breaching Party is a Seller, or (ii) to Sellers’ Designated Account, if the Breaching Party is a Buyer, in addition the Breaching Party, whether it is Seller or Buyer,  shall be liable for all the damages, costs, fees and liabilities incurred by the other Parties.

9.2           Survival Period.  To the greatest extent permitted by the applicable Law, other than as result of fraud or intentional misrepresentation, which shall survive the Closing and expire upon the lapse of the applicable statute of limitations (including all periods of extension), all representations and warranties made by any Seller or Buyer in this Agreement or in the certificate delivered pursuant to Section 7.6 or Section 8.8 shall survive the Closing until eighteen (18) months after the Closing (the expiration date of the foregoing different survival periods, collectively "Expiration Date") and shall expire then. Neither Buyers nor any of the Buyer Indemnified Parties shall be entitled to bring any claim with respect to the representations and warranties under this Agreement against Sellers following the applicable Expiration Date. The representations and warranties made by Sellers shall terminate and expire as of the applicable Expiration Date and any liability of Sellers with respect to such representations and warranties shall thereupon cease.  To avoid any doubt, claims made by any Buyer based upon or arising out the representations, warranties, covenants or agreements in this Agreement may be asserted at any time prior to the expiration of the applicable survival period; provided, that the expiration of the survival periods shall not affect the rights of any Buyer or any Buyer Indemnified Party in respect of any claim for which a Claim Notice is made in accordance with Section 9.4 and Section 9.5 prior to the expiration of the applicable survival period indicated herein. To the greatest extent permitted by the applicable Law, all covenants and agreements contained in this Agreement or in any certificate or other instrument delivered pursuant to, or in connection with, this Agreement will survive the Closing and shall continue to remain in full force and effect in perpetuity after the Closing Date, unless they terminate earlier in accordance with their express terms or have been fully performed.

9.3           Certain Limitations.

(a)           Subject to the following provisions of this Section 9.3 (a), Sellers shall not be obligated or required to make any indemnification payment, and Buyer Indemnified Parties shall not be entitled to present a claim, demand or to receive any indemnification payment pursuant to this Agreement or pursuant to any of the other Transaction Agreements: (i) with respect to any specific item of claim which represent a damage of less than US$ 20,000 (De Minimis)until such time as the total amount of all Damages that have been suffered or incurred by any one or more of the Buyer Indemnified Parties (for all items of claim which exceeded the aforesaid De Minimis amount, together) exceeds a total amount equal to USD 250,000 (the “Basket Amount”). If the total amount of such Damages reaches or exceeds the Basket Amount then the Buyer Indemnified Parties shall be entitled to be indemnified for the entire amount of such Damages including the Basket Amount. Notwithstanding the foregoing, the limitations set forth in this Section 9.3 (a) do not apply in the case of fraud, intentional misrepresentation, or willful or criminal misconduct.

(b)           Notwithstanding anything to the contrary herein or in the other Transaction Agreements, the maximum aggregate Liabilities of Sellers pursuant to this Agreement or in the other Transaction Agreements, shall in no event exceed an amount equal to 25% of the aggregate Purchase Price actually paid to Sellers hereunder. Notwithstanding the foregoing, the limitations set forth in this Section 9.3 (b) do not apply in the case of fraud, intentional misrepresentation, or willful or criminal misconduct.

(c)           Any amounts payable pursuant to the indemnification obligations hereunder, or (if any) in the other Transaction Agreements shall be paid without duplication, and in no event shall any Party be indemnified under different provisions of this Agreement or the other Transaction Agreements for the same Damages.

(d)           Notwithstanding anything to the contrary herein or in the other Transaction Agreements, except in the case fraud, intentional misrepresentation, or willful or criminal misconduct, Sellers and Buyers shall have no liability for any loss of profits or anticipated savings; loss of goodwill or injury to reputation; the loss of business opportunity; punitive or exemplary damages; or any other indirect, consequential or special loss or damage.

9.4           Indemnification Procedures.

(a)           Any Party providing indemnification pursuant to this Article IX is referred to herein as an “Indemnifying Party”, and any of the Buyer Indemnified Parties or Seller Indemnified Parties seeking indemnification pursuant to this Article IX is referred to herein as an “Indemnified Party.”  If any Indemnified Party seeks indemnification hereunder, it shall give to the Indemnifying Parties, a notice (a “Claim Notice”) describing the claim or facts constituting the basis for such claim or suspected claim and shall include in such Claim Notice the amount of such claim; provided, however, that a Claim Notice in respect of any pending or threatened action at law or suit in equity by a third Person as to which indemnification will be sought (each such action or suit being a “Third-Party Claim”) shall be given with reasonable promptness after the action or suit is commenced, provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced as a result thereof. In the event of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceeding by a third party, the notice to the Indemnifying Party shall specify, if known, the amount of damages asserted by such third party.

(b)           After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article IX shall be determined: (i) by the written agreement between Buyers and Sellers; or (ii) by a ruling of SIAC in accordance with Section 11.9 below.

(c)           As promptly as practicable, but in any event within forty five (45) days after delivery of the Claim Notice to the Indemnifying Party, the Indemnifying Party shall either (i) acknowledge in writing receipt of the Claim Notice or (ii) notify the Indemnified Parties in writing of any inaccuracies or omissions in, or disagreements it has with, the Claim Notice as provided by the Indemnified Party.

(d)           The payment of any claim for indemnification pursuant to this Article IX shall be effected by wire transfer of immediately available funds to an account designated by the Indemnified Party within five (5) Business Days after the mutual written agreement between the Indemnifying Party and the Indemnified Party on the determination of the amount thereof or otherwise within five (5) Business Days after a ruling of SIAC in accordance with Section 11.9 below.

9.5           Third Party Claims.

(a)           The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim with counsel of its choice (at the expense of the Indemnifying Party) if it gives notice of its intention to do so to the Indemnified Party within ten (10) Business Days of the receipt of such notice from the Indemnified Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the Third Party Claim if (i) any such claim seeks, in addition to or in lieu of monetary losses, any injunctive or other equitable relief from the Indemnified Party or seeks to impose any criminal penalty, fine or other sanction on the Indemnified Party, or (ii) the Indemnifying Party has not confirmed in writing to the Indemnified Party that the Indemnifying Party will indemnify the Indemnified Party from and against any Damages based upon, resulting from, relating to, arising out of or that exist due to the Third Party Claim.  If the Indemnifying Party assumes the defense of a Third Party Claim, it will conduct the defense actively, diligently and at its own expense.  The Indemnified Party shall reasonably cooperate with the Indemnifying Party in such defense at the Indemnifying Party’s expense.  Except with the written consent of the Indemnified Party (not to be unreasonably withheld), the Indemnifying Party will not, in the defense of a Third-Party Claim, consent to the entry of any judgment or enter into any settlement.  If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party will not be entitled to indemnification for fees of counsel unless there is a conflict of interest which exists with respect to such claim that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party.  In no event will the Indemnifying Party be liable for the cost of more than one counsel for the Indemnified Party in addition to any local counsel.  The Indemnified Party will not enter into any judgment or settlement that would be subject to indemnification hereunder, except with the written consent of the Indemnifying Party (not to be unreasonably withheld).

(b)           In the event that the Indemnifying Party fails or elects not to assume the defense of any Third-Party Claim that the Indemnifying Party had the right to assume pursuant to Section 9.5 (a) (taking into account the provision in Section 9.5 (a)), the Indemnified Party shall have the right, at its own expense (which expense the Indemnified Party can recover from the Indemnifying Party if it is entitled to Damages with respect to such Third Party Claim), to defend or prosecute such Third Party Claim in any manner as it may reasonably deem appropriate.  Except with the written consent of the Indemnifying Party (not to be unreasonably withheld), the Indemnified Party will not, in the defense of a Third-Party Claim, consent to the entry of any judgment or enter into any settlement that would be subject to indemnification hereunder.

(c)           If the Indemnifying Party assumes the defense of any Third Party Claim that would be subject to indemnification hereunder, the Indemnifying Party will keep the Indemnified Party informed of all material developments relating to or in connection with such Third Party Claim (including timely providing a copy of any relevant third-party documents) and permit the Indemnified Party to participate in such defense with counsel of its own choosing on Indemnified Party's account.  If the Indemnifying Party elects not to assume the defense of a Third Party Claim, the Indemnifying Parties shall reasonably cooperate with the Indemnified Party in such defense.

(d)           Any Damages for which it has been finally determined in accordance with this Agreement that the Indemnified Party is entitled to indemnification shall be promptly paid by the Indemnifying Party to the Indemnified Party in accordance with Section 9.4 (d).

9.6            Exclusive Remedy.  The remedies set forth in this Article IX shall be the sole and exclusive remedy with respect to any and all claims relating directly or indirectly to this Agreement or the other Transaction Agreements other than claims for fraud, intentional misrepresentation or criminal or willful misconduct; provided that nothing herein will limit equitable remedies for specific performance of the obligations hereunder and injunctive relief.

9.7            Tax Treatment.  Each Party shall, and shall cause its Affiliates to, treat for Tax purposes any indemnification payment under this Article IX as a Purchase Price adjustment for the Transaction, except as otherwise required by applicable Law.

9.8            Other Indemnification Matters.  The right to indemnification, payment of Damages or other remedy pursuant to this Article IX will not be affected by the Indemnified Parties’ investigation with respect to, or any knowledge that the Indemnified Parties acquired (or capable of having been acquired) about, the accuracy or inaccuracy of or compliance with, any representation, warranty, agreement, covenant or obligation under this Agreement or any other Transaction Agreements.

ARTICLE X
TERMINATION

10.1         Termination.  This Agreement may be terminated and the Transactions contemplated hereby may be abandoned prior to the Closing:

(a)           by the mutual written consent of Sellers and Buyers;

(b)           by Sellers or Buyers by giving written notice to the other Parties if the Closing has not occurred by January 1, 2018, unless extended by written agreement of Sellers and Buyers; provided, that the right to terminate this Agreement under this Section 10.1 (b) shall not be available to any Party whose failure or inability to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)           by any Buyer if there has been a breach or failure to perform any of the representations, warranties, covenants or agreements contained in this Agreement on the part of any Seller, which breach or failure to perform (i) would result in a failure to satisfy one or more of the conditions set forth in ARTICLE VIII and (ii) shall not have been cured by such Seller within thirty (30) days after Sellers receive written notice of such breach or failure to perform from such Buyer; provided, however, that no cure period shall be required for a breach or failure to perform which by its nature cannot be cured and further provided that Buyers shall not be entitled to terminate this Agreement pursuant to this Section 10.1(c) if at the time such termination is sought by Buyers, any of Buyers is then in material breach of this Agreement;

(d)           by either Seller if there has been a breach or failure to perform any of the representations, warranties, covenants or agreements contained in this Agreement on the part of any Buyer, which breach or failure to perform (i) would result in a failure to satisfy one or more of the conditions set forth in ARTICLE VII and (ii) shall not have been cured by such Buyer within thirty (30) days after such Buyer receives written notice of such breach or failure to perform from Seller; provided, however, that no cure period shall be required for a breach or failure to perform which by its nature cannot be cured and further provided that Sellers shall not be entitled to terminate this Agreement pursuant to this Section 10.1(d) if at the time such termination is sought by Sellers, any of Sellers is then in material breach of this Agreement; or

(e)           by any Buyer if Buyers decide not to proceed to Pre-Closing or not to proceed to the Closing pursuant to Section 3.2 and Section 3.4 (which deals with Deviations), Section 4.11 (e), Section 4.13 (g) or Section 4.16 of this Agreement.

10.2         Effect of Termination. Subject to Article IX, in the event of any termination of this Agreement pursuant to Section 10.1, all rights and obligations of the Parties hereunder shall terminate without any Liability on the part of any Party in respect thereof, except that (a) Article IX, this Section 10.2 and ARTICLE XI (Miscellaneous) of this Agreement shall remain in full force and effect; (b) such termination shall not relieve any Party of any Liability for any fraud, intentional misrepresentation or criminal or willful misconduct, or a breach of the terms and provisions contained in this Agreement arising prior to termination; (c) Sellers shall, against the restore of status described in the next sub-section (i.e d below) refund Buyers all the Purchase Prices and any other amount that has been paid by any Buyer to Sellers; and (d) the parties shall restore the original status of all PCB Business Assets (subject to normal consumption, wears and tears and expiry of relevant IP), and in particular, if the equity interest of either CIT or CTL has already been transferred to Buyers by such time, then Buyers shall take all necessary measures to transfer the equity interests in CIT and CTL back to Sellers, and will sign all necessary legal documents for completion of relevant filings and registrations for such transfers, and all related governmental fees and taxes shall be borne by the Breaching Party.

ARTICLE XI
MISCELLANEOUS

11.1         Expenses and Taxes.  Except as may otherwise be specifically agreed to in writing by the Parties, each Party shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses) incurred by such party in connection with the negotiation, execution and performance of this Agreement and the consummation of the Transactions.

Each of Sellers and Buyers shall pay its own income taxes and any other taxes required by the applicable Laws to be borne by such party.  Each party shall pay any stamp duty required to be paid by such party with respect to this Agreement.

11.2         Notices.  All notices, requests, demands, claims and other communications that are required or may be given pursuant to this Agreement or the other Transaction Agreements must be in writing and delivered personally against written receipt, by a recognized overnight delivery service, by facsimile, to the parties at the following addresses (or to the attention of such other Person or such other address as any party may provide to the other parties by notice in accordance with this Section 11.2):

if to Buyers, to: Trophy Imaging Technology Co. Ltd. Craigmuir Chambers, Road Town, Tortola, VG 1110 Attention: Zhong-Ren Jing
with a copy to: Principle Capital Advisors Limited 28/F, Tower 3, Jing'an Kerry Center, 1228 Yan'an Zhong Road, Shanghai, China 200040 Attention: Zhong-Ren Jing Facsimile: +86 21 68862467
if to Sellers, to: Camtek Ltd. Ramat Gavriel Industrial Zone P.O Box 544, Migdal Haemek, Israel Attention: CEO and CFO Facsimile: ____________________
with a copy to: Shibolet & Co 4 Berkowitz St. Tel-Aviv, Museum Tower Attention: Lior Aviram, Partner Facsimile: + 972 -3 - 7778444

Any such notice or other communication will be deemed to have been given (i) if personally delivered, when so delivered, against written receipt, (ii) if sent by a recognized overnight delivery service which guarantees next day delivery, when so delivered, against written receipt, (iii) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified above and the appropriate answer back confirmation is received, provided that such notice or other communication is promptly thereafter delivered in accordance with the provisions of clauses (i), or (ii) hereof.  Any notice, request, demand, claim or other communication given hereunder using any other means (including ordinary mail or electronic mail) shall not be deemed to have been duly given unless and until such notice, request, demand, claim or other communication actually is received by the individual for whom it is intended.

11.3         Assignment.  Unless stipulated otherwise in any of the other Transaction Agreements, neither this Agreement nor the other Transaction Agreements nor any of the rights, interests or obligations hereunder or there under may be assigned or delegated by either party hereto without the prior written consent of the other party, and any purported assignment or delegation in violation hereof shall be null and void.

11.4         Amendments and Waiver.  This Agreement together with the other Transaction Agreements may not be modified or amended except in writing signed by the parties hereto (and, only with respect to other Transaction Documents with additional parties thereto, also by such additional the parties).  The terms of this Agreement together with the other Transaction Agreements may be waived only by a written instrument signed by the party or parties waiving compliance.  No waiver of any provision of this Agreement or the other Transaction Agreements shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise provided.  No delay on the part of any party hereto in exercising any right, power or privilege hereunder or under the other Transaction Agreements shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder or there under preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or there under.  The rights and remedies herein provided shall be the exclusive rights and remedies available to the parties hereto at law or in equity.

11.5         Entire Agreement.  This Agreement and the related documents contained as Exhibits and Schedules hereto or expressly contemplated hereby (including the Transaction Agreements) and the Non-Disclosure Agreement (which shall apply with the necessary changes to the Parties herein and the information exchanged following execution hereof) contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. The Exhibits and Schedules to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes.  Disclosures included in any Schedule shall be considered disclosures for all Schedules to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other Schedules. In case of contradiction between the terms of this Agreement and the terms of the other Transaction Agreements, the terms of this Agreement shall prevail, and, as private contracting parties, the Parties agree to forthwith take necessary actions to amend such conflicting provisions of the other Transaction Agreements, so to conform with the provisions of this Agreement.

11.6         Specific Performance.  Each party hereto acknowledges and agrees that money damages would not be a sufficient remedy for any breach of this Agreement by the other parties, that the parties hereto would suffer irreparable harm as a result of any such breach, and that, in addition to all other remedies available under this Agreement or at law or in equity, the parties hereto shall be entitled to seek for specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without posting any bond, security or other undertaking.  In the event of any action by any party to enforce this Agreement, the other parties hereto hereby waive the defense that there is an adequate remedy at law.

11.7         No Third Party Beneficiary.  This Agreement is made for the sole benefit of the parties hereto, and their respective successors, executors and permitted assigns, and nothing contained herein, express or implied, is intended to or shall confer upon any other Person any third party beneficiary right or any other legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

11.8         Governing Law. This Agreement will be governed by and construed, interpreted and enforced in accordance with the Laws of the People’s Republic of China, without giving effect to any conflicts of Law.

11.9         Arbitration. All disputes arising out of or in connection with this Agreement shall be submitted to Singapore International Arbitration Centre (“SIAC”) for arbitration in accordance with the Arbitration Rules of SIAC in effect at the time of arbitration. The place of the arbitration shall be Singapore. The language to be used in the arbitral proceedings shall be English. The Tribunal shall consist of 3 arbitrators, one of whom shall be appointed by Seller(s), one of whom shall be appointed by Buyer(s), and the third arbitrator shall be appointed jointly by Seller(s) and Buyer(s) as per their mutual written consent, provided, however, that if Seller(s) and Buyer(s)cannot decide upon the selection of the third arbitrator, then he/she shall be appointed by the President of SIAC within thirty(30) days after the filing of the arbitration. The Award of the Tribunal shall be final non-appealable and binding upon the Parties.

11.10       Neutral Construction.  The parties to this Agreement agree that this Agreement was negotiated fairly between them at arm’s length and that the final terms of this Agreement are the product of the parties’ negotiations.  Each party represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby.  The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a party or parties on the grounds that the party or parties drafted or was more responsible for drafting the provision(s).

11.11       Severability.  In the event that any one or more of the provisions or parts of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or any other jurisdiction, but this Agreement shall be reformed and construed in any such jurisdiction as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent permitted in such jurisdiction, provided that any such reform or construction does not affect the economic or legal substance of the Transactions in a manner adverse to any party.

11.12       Heading; Interpretation; Schedules and Exhibits.  The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.  References to Sections or Articles, unless otherwise indicated, are references to Sections and Articles of this Agreement.  The words “include,” “includes,” and “including” when used herein are deemed in each case to be followed by the words “without limitation.”  Words (including defined terms) in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires.  The terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement unless otherwise specified.  It is understood and agreed that neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.  Each representation and warranty contained in this Agreement that relates to a general category of a subject matter shall be deemed superseded by a specific representation and warranty relating to a subcategory thereof to the extent of such specific representation or warranty.  All references to “dollars” and “$” shall be understood to refer to the dollar currency of the United States of America.

11.13       Disclosure Schedule References.  The Parties hereto agree that any reference in a particular Section of the Disclosure Schedule shall only be deemed to be an exception to, or, as applicable, a disclosure for purposes of: (a) the representations and warranties of Sellers that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of Sellers that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties.

11.14       Further Assurances.  At and after the Closing, and without further consideration therefore, Sellers shall, and shall cause other PCB Business Assets Sellers to, execute and deliver to Buyer such further instruments and certificates of conveyance and transfer as Buyer may reasonably request in order to more effectively convey and transfer the PCB Business Assets contemplated by the Transaction Agreements.

Each of the Parties agrees that it will do all things reasonably necessary to give effect to the spirit and intent of this Agreement, and shall not unreasonably delay any action, approval, direction, determination or decision which is reasonably required for such purpose. Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected thereby. Without derogating from the above, Buyers undertake to provide Sellers bank, in which Sellers’ Designated Account is managed, with any required information, forms, declarations, etc', as may be required in order to release any funds transferred by Buyers to such account.

11.15       Disclosure.  Without derogating from the Non-Disclosure Agreement, and as Camtek is a dually listed public company which is subject to reporting obligations applicable to public companies, Buyers shall not announce the transaction contemplated hereby before Camtek publicly announced, and in any event will not reveal in any announcement more information regarding the transaction, then the information Camtek did. Without derogating from the above, Parties agree that a public announcement and communications to employees, customers and suppliers shall be released as mutually agreed by the Parties.

11.16       Terms Relating to CTL.  The Parties hereby clarify, that some of the terms which currently relate to CTL in this Agreement, including without limitation with respect Pre-Closing and Closing conditions and deliverables concerning CTL (or approvals of Buyers by Taiwanese authorities), still require review by Taiwanese counsels, and if following such review such counsels  shall conclude that these terms needs to be amended to reflect applicable Laws of Taiwan, then, notwithstanding anything else to the contrary, the Parties shall mutually cooperate to amend it to the minimum extent required in order to comply with applicable Laws, provided however the Parties will look to keep the spirit of their intentions and understandings as expressed herein and only amend what may be required, if any.

11.17       Counterparts.  This Agreement may be executed in counterparts for the convenience of the Parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

[signature page follows]

Signature Page to the Master Purchase Agreement dated July 18th, 2017

IN WITNESS WHEREOF, the parties hereto have caused this Master Purchase Agreement to be executed by a duly authorized officer as of the date first above written.

Signed by Camtek Ltd. and by Camtek H.K. Limited, in Hong Kong

Camtek Ltd. (in Hebrew: קמטק בע"מ) By: __________________________________________ Name: ________________________________________ Title: _________________________________________	Camtek H.K. Limited By: __________________________________________ Name: ________________________________________ Title: _________________________________________

Signed by Trophy Imaging Technology Co. Ltd., in Taipei

Trophy Imaging Technology Co. Ltd. By: __________________________________________ Name: ________________________________________ Title: _________________________________________

We hereby acknowledge and agree that by signing on the signature page of this Agreement PCHK1 is a signatory and party to this Agreement as of the date first written above and thus subject to all terms and conditions of this Agreement applicable to PCHK1 (as a Buyer).

Signed by Trophy Imaging Technology (Hong Kong) Co., Limited, in Tel Aviv

We hereby acknowledge and agree that by signing on the signature page of this Agreement PCHK2 is a signatory and party to this Agreement as of the date first written above and thus subject to all terms and conditions of this Agreement applicable to PCHK2 (as a Buyer).

Signed by CIMS Hong Kong Co., Limited, in Tel Aviv

PCHK1

Trophy Imaging Technology (Hong Kong) Co., Limited

By: __________________________________________
Name: ________________________________________
Title: _________________________________________
Date:___________________________

PCHK2

CIMS Hong Kong Co., Limited

By: __________________________________________
Name: ________________________________________
Title: _________________________________________
Date:___________________________

Amendment to Master Purchase Agreement (the “Amendment”)

Dated September 19, 2017

WHEREAS, the undersigned Parties have executed that certain Master Purchase Agreement dated July 18 2017 (the “Agreement”); and

WHEREAS, the Parties aim to consummate the Closing by the end of this month of September; and

WHEREAS, in order to facilitate the Closing by the end of this September, the Parties wish to amend the Agreement as detailed in this Amendment, effective as of the date hereof;

NOW THERFORE, the Parties agree as follows:

1.	Unless provided otherwise, capitalized terms herein shall have the meaning ascribed to them in the Agreement.
2.
This Amendment shall become an integral part of the Agreement and shall amend the Agreement and the other Transaction Agreements. Except as otherwise amended by this Amendment, all other terms and conditions set forth in the Agreement and in the other Transaction Agreements shall remain in full force and effect without any change.

3.
CTL owes Camtek an aggregate amount of US Dollar 3,450,000 as of today under certain capital notes, which, by Closing, shall be assigned from Camtek to CIMS Hong Kong Co., Limited. To evidence the forgoing, at Closing Camtek shall provide the Buyers with counterparts of the attached letter of assignment signed by Camtek and CTL. The Parties agree that the Purchase Price already takes into account this assignment and no adjustments to the Purchase Price shall be made due to this assignment.  For the avoidance of doubt, no adjustments to the PCAA, as defined in the Agreement, shall be made due to this assignment, and the above amount of US Dollar 3,450,000 shall not be taken in account as any part of the current assets or Net Working Capital for the PCB Business for purpose of calculating or determining the PCAA under the Agreement.

4.
The Purchase Price (as defined in the CTL Equity Interests Transfer Agreement) to be paid by PCHK2 to CHKL for the sale and transfer of the shares of CTL under the CTL Equity Interests Transfer Agreement shall be US Dollar 200,000, which consists of assumed debt of the above capital notes of US Dollar 3,450,000 and an enterprise value of CTL at US Dollar 3,650,000 by mutual agreement. For the avoidance of doubt, Parties agree that the Basic Purchase Price as defined in the Agreement already takes into account this Purchase Price, no adjustments to the Basic Purchase Price shall be made, and no amount, except those included in the Basic Purchase Price, shall be made by PCHK2 to CHKL with respect to this Purchase Price of US Dollar 200,000.

5.
US Dollar 1,500,000 out of the aggregate net debt which Camtek is indebted to CIT under the intercompany agreements as illustrated in Schedule 5 and as will be detailed and updated on Closing date (“1.5M Net Debt”) shall be handled as follows: (a) Camtek, CIMS Hong Kong Co., Limited (“PCHK2”), and CIT hereby agree that on Closing CIT will assign all its rights towards Camtek with respect to the 1.5M Net Debt to PCHK2 in a debt assignment letter to be signed by the Parties; (b) upon such assignment, PCHK2 shall, as creditor, have the right to receive from Camtek repayment of the 1.5M Net Debt; (c) such 1.5M Net Debt, although owed to CIMS, shall be taken into account in the calculation of the PCAA as an account receivable, resulting in the PCAA increasing by the amount of the 1.5M Net Debt; and (d) upon such assignment, the 1.5M Net Debt owed to CIMS shall be set off against the PCAA, meaning that Camtek shall not be required to pay it to CIMS.

For the removal of doubt, the 1.5M Net Debt shall not be taken into account as any part of the current assets of the PCB Business for the purpose of the US Dollar 2,000,000 ceiling to Buyers’ obligation to pay in cash the Closing Statement Calculated PCAA (as detailed in Section 2.5(f)(ii)(A) and (B) to the Agreement).

6.
The remainder of the net debt, which Camtek is indebted to CIT under the intercompany agreements (of approximately US Dollar 3,000,000) (“3M Net Debt”) shall be repaid by Camtek to CIT subject to and contingent upon collection by Camtek of those accounts receivables that will be agreed between Buyers and Sellers until Closing, and which shall be detailed in Schedule 6 ("Schedule 6 Accounts"), which are not purchased by the Buyer under the Agreement and remain with Sellers, and therefore will not be part of the PCAA calculation. Such repayment shall be made only by way of payment, on a bi-weekly basis, of any amount collected by Camtek from such Schedule 6 Accounts, up to the amount of the 3M Net Debt.

The benchmark levels of the Net Working Capital, as detailed in Section 2.5(c) to the Agreement, are hereby reduced by the amount of the 3M Net Debt.

7.	The requirement for the obtainment of counterparts of definitive employment agreement duly signed by at least 12 out of the 14 Key Management Personnel is hereby waived by the Buyers.
8.
The Pre-Closing Deliverables 3.2 (b) (xv) regarding the assignment of the PCB Business Contracts is hereby waived by the Buyers. The Parties will continue to endeavor to assign and transfer such contracts pursuant to the provisions the Agreement.

9.	The Parties agree to delay the obtainment by Sellers of the approval of the Israeli Innovation Authority to the Transactions from Pre-Closing to Closing.
10.
The Pre-Closing Deliverable 3.2 (b) (iii) regarding the certificate of filing receipt issued by Commerce Authority is hereby waived as a Pre-Closing Deliverable and changed to be Closing Deliverables, i.e. this item shall be required to be received by or at the Closing, provided however that if the Company Registrar has registered the CIT Equity Transfer prior to the receipt of such item due to the latest changes in registration regulation procedures in Suzhou, then the requirement for such item is waived as a Closing Deliverable. If such item is not received due to other reasons, but the CIT Equity Transfer was nonetheless registered by the Company Registrar, then if Closing is not consummated within 15 days thereafter and if Buyers do not waive such item as a Closing Deliverable within such 15 days period, either Party shall be entitled, before such item is issued by Commerce Authority, to terminate the Agreement, in which case the provisions of Section 10.2 to the Agreement shall apply. The Pre-Closing Deliverable 3.2 (b) (vii) regarding CTL's most updated Amended Corporate Registration Card and Articles of Incorporation is no longer required and hereby waived.

11.
The amount of approximately US Dollar 41,000 which was contributed by CTL to the reserve account at the Bank of Taiwan under the old pension program in Taiwan shall be taken into account as an asset of CTL in the calculation of the Net Working Capital to be calculated as part of the PCAA calculation.

12.
As the receipt of the IC Approval (as defined in the CTL Equity Interests Transfer Agreement) might not be obtained from the Taiwan Investment Commission by Closing, the Parties agree to deal with CTL equity transfer as follows:

12.1
The Parties will consummate the closing of CTL Equity Interest Transfer Agreement ("CTL Closing") immediately after the IC Approval is obtained. The Closing will occur nonetheless in accordance with the Agreement and this Amendment, and the deliverables relating to CTL under Sections 3.4(c), 3.4(d), 3.4(e) and 3.4(f) to the Agreement, excluding those relating to CIT under Section 3.4(c), shall be postponed to the CTL Closing.

12.2	The Parties will continue to endeavor to receive the IC Approval, and once received will perform and effect the CTL equity transfer.

12.3
Between Closing as defined in Agreement and the CTL Closing, the Parties agree to amicably cooperate with each other with respect to the operations and business of CTL, in order to reflect the spirit and original intent of the Agreement and to attribute Buyer economic interest of CTL during the interim period.

12.4
If for some reason the CTL Closing is not consummated within two and a half month after Closing, the Parties shall discuss in good-faith how to alternatively structure the transfer of the PCB Business of CTL to Buyers (including by way of an asset transfer).

2

13.
The process for the incorporation of Camtek's New Entity in the People’s Republic of China and of Camtek's TW NewCo in Taiwan might not be completed by the Closing. Therefore, their incorporation will not be a condition to Closing, and if either or both will not be incorporated by the designated date for Closing, then the Parties shall act as follows:

13.1
Employees - the provisions of section 6.5(d) to the Agreement shall be implemented with respect to each (separately) of Camtek's New Entity and Camtek's TW NewCo once it will be incorporated. Until then the following interim arrangement shall apply:

(i)
the formal employment by both CIT and CTL of the Semiconductor Business Employees each of them employs shall continue, in each case until earlier between: (a) the incorporation of the relevant above entity, or (b) two and a half month after Closing (though the Parties expect that these entities will be incorporated earlier than that, this timeframe is inserted as a safety margin. If the relevant entity shall not be incorporated by such time, the Parties shall discuss in good-faith how to handle it);

(ii)
Camtek shall assume the direct employment costs and related liabilities of such employees during this interim period and shall reimburse CIT and/or CTL (as applicable) within 3 days following their payment by CIT/CTL and provision of detailed calculation thereof to Camtek, for any such employment costs and related liabilities incurred by CIT and/or CTL (as applicable) in connection with the employment of these employees until their employment by CIT/CTL (as applicable) shall terminate once Camtek's New Entity and Camtek's TW NewCo shall be incorporated;

(iii)
During this interim period these employees shall continue to work solely for the Semiconductor Business in the same place and with the same equipment and infrastructure as they currently use, but for Camtek, under its supervision, control, direction and management. CTL's and CIT's actions with respect to these employees shall be in accordance with Camtek's instructions;

(iv)
All IP related and Confidentiality related provisions that applies to these employees under their current employment agreements or under law, shall be for the benefit of Camtek and Camtek's New Entity and Camtek's TW NewCo (as applicable, dependent if these are employees of CIT or CTL). Same with respect to other rights and obligations for the benefit of the employer under these agreements and the law. To the extent required, CIT and CTL shall assign their rights thereunder to Camtek and Camtek's New Entity and Camtek's TW NewCo (as applicable). If required by Camtek, CIT and CTL shall, on account of Camtek's expense, assist Camtek in enforcing these rights;

(v)	Buyers shall cooperate, and shall cause CIT and CTL to cooperate, with Camtek, in order to realize the intent and spirit of these provisions.

(vi)	If Buyer's subsidiary in Korea shall not be incorporated prior to Closing, then the provisions above shall apply, with the applicable changes.

13.2
CIT's Semiconductor Debts, CTL's Semiconductor Debts – CIT's Semiconductor Debts (which includes the assets, the Semiconductor Business Contracts, trade receivables, obligations and debts which are owned, held or assumed by CIT for the Semiconductor Business) shall be transferred to Camtek's New Entity once it will be incorporated. The same shall apply with respect to CTL's Semiconductor Debts and Camtek's TW NewCo. Accordingly, the lists of the items constituting the CIT's Semiconductor Debts and the CTL's Semiconductor Debts, shall be updated for such dates (respectively) and not to the date of Closing.

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by a duly authorized officer as of the date first above written.

Camtek Ltd. (in Hebrew: קמטק בע"מ) By:__________________________ Name: _______________________ Title: _______________________	Camtek H.K. Limited By:__________________________ Name: _______________________ Title: _______________________
Trophy Imaging Technology Co. Ltd. By:__________________________ Name: _______________________ Title: _______________________	Trophy Imaging Technology (Hong Kong) Co., Limited By:__________________________ Name: _______________________ Title: _______________________	CIMS Hong Kong Co., Limited By:__________________________ Name: _______________________ Title: _______________________

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Schedule 5 – details of Camtek-CIT intercompany debt

The final amount will be based on the intercompany amounts between Camtek and CIT which is the difference between Camtek – CIT intercompany accounts payables and accounts receivables

Schedule 6 – to be agreed and updated by Closing

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Second Amendment to Master Purchase Agreement (the “Second Amendment”)

Dated September 28, 2017

WHEREAS, the undersigned Parties have executed that certain Master Purchase Agreement dated July 18 2017 (the "MPA"), as first amended on September 19, 2017 (the "First Amendment" and collectively with the MPA, the “Agreement”); and

WHEREAS, the Parties aim to consummate the Closing by the end of this month of September; and

WHEREAS, in order to facilitate the Closing by the end of this September, the Parties wish to further amend the Agreement as detailed in this Second Amendment, effective as of the date hereof;

NOW THERFORE, the Parties agree as follows:

1.	Unless provided otherwise, capitalized terms herein shall have the meaning ascribed to them in the Agreement.
2.
This Second Amendment shall become an integral part of the Agreement and shall amend the Agreement and the other Transaction Agreements. Except as otherwise amended by this Second Amendment, all other terms and conditions set forth in the Agreement and in the other Transaction Agreements shall remain in full force and effect without any change.

3.	Since the net debt which Camtek is indebted to CIT under the intercompany agreements is smaller than anticipated:
Section 5 of the First Amendment and the arrangements thereunder are hereby annulled and void, and Section 6 of the First Amendment is hereby replaced in its entirety with the following Section:

Section 6:        The entire net debt which Camtek is indebted to CIT under the intercompany agreements (of approximately US Dollar 2.47M) (the “Net Debt”) shall be repaid by Camtek to CIT subject to and contingent upon collection by Camtek of those accounts receivables detailed in Exhibit A hereto as may be amended to cover the exact Net Debt amount ("Exhibit A Accounts"), which are not purchased by the Buyer under the Agreement and remain with Sellers, and therefore will not be part of the PCAA calculation. Such repayment shall be made only by way of payment, on a bi-weekly basis, of any amount collected by Camtek from such Exhibit A Accounts, up to the amount of the Net Debt.

The benchmark levels of the Net Working Capital, as detailed in Section 2.5(c) to the Agreement, are hereby reduced by the amount of the Net Debt.

4.
The Closing Deliverable 3.4(a)(iii) regarding the certificate of notice or other relevant documents issued by Company Registrar representing or evidencing the resignation letters of Seller's representatives to CIT's board of directors is hereby waived. In lieu of such, at the Closing, Sellers shall deliver to Buyers the duly signed resignation letters of two of Seller's representatives to CIT's board of directors – Mr. Rafi  Amit, and Mr. Moshe Eisenberg. It is agreed that resignation letter with respect to Amir Tzhori shall not be provided, since Buyers wish to have Mr. Tzhori remain as a member of CIT's board of directors. In addition, no resignation letters shall be provided with respect to the two supervisors of CIT - Ronit Dulberg and Zhang Jianrong – and in lieu of such resignation letters, a CIT shareholders resolution for their removal from their positions in CIT shall be provided.

5.
The process for the incorporation of Buyers' new entity in Korea might not be completed by the Closing. Therefore, the Parties hereby reaffirm the provisions of Section 13.1(vi) to the First Amendment. In such provisions shall also apply, only until October 14 2017, with respect to the transfer of Camtek USA, Inc's PCB Business Employees to CIMS USA, Inc..

           (Signature page follows)

IN WITNESS WHEREOF, the Parties hereto have caused this Second Amendment to be executed by a duly authorized officer as of the date first above written.

Camtek Ltd. (in Hebrew: קמטק בע"מ) By:__________________________ Name: _______________________ Title: _______________________	Camtek H.K. Limited By:__________________________ Name: _______________________ Title: _______________________
Trophy Imaging Technology Co. Ltd. By:__________________________ Name: _______________________ Title: _______________________	Trophy Imaging Technology (Hong Kong) Co., Limited By:__________________________ Name: _______________________ Title: _______________________	CIMS Hong Kong Co., Limited By:__________________________ Name: _______________________ Title: _______________________

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